Exhibit 2.3

EXECUTION COPY

PURCHASE AND SALE AGREEMENT

By and Between

Marathon Oil Company

(Seller)

and

Genesis Energy, L.P.

(Buyer)

relating to the acquisition of a

100% interest in

Marathon Offshore Pipeline LLC

October 28, 2011

i

5.	PRE-CLOSING COVENANTS		22
	(a)	General	22
	(b)	Notices, Consents and Audited Financial Statements	22
	(c)	Operation of the Company	23
	(d)	Exclusivity	25
	(e)	Reasonable Access	26
	(f)	Periodic Information	26
	(g)	Insurance	26
	(h)	Termination of Certain Affiliate Contracts and the Service Agreements	26
	(i)	Release of Liens and Encumbrances	26
	(j)	Permitted Equity Interest Encumbrances	27

6.	POST-CLOSING COVENANTS		27
	(a)	General	27
	(b)	Assignment of Certain Claims	27
	(c)	Delivery and Retention of Records	27
	(d)	Post-Closing Collection Matters	27
	(e)	Cease of Use of Marathon Name	27
	(f)	BOEM and BSEE Matters	28

7.	CONDITIONS TO OBLIGATION TO CLOSE		29
	(a)	Conditions to the Obligations of Both Parties	29
	(b)	Conditions to Obligation of the Buyer	29
	(c)	Conditions to Obligation of the Seller	29

8.	REMEDIES FOR BREACHES OF THIS AGREEMENT		30
	(a)	Survival of Representations and Warranties	30
	(b)	Indemnification Provisions for Benefit of the Buyer	31
	(c)	Indemnification Provisions for the Benefit of the Seller	32
	(d)	Matters Involving Third Parties	34
	(e)	Indemnification if Negligence of Indemnitee	35
	(f)	No Waiver of Rights or Remedies	35
	(g)	Determination of Amount of Adverse Consequences	35
	(h)	Tax Treatment of Indemnity Payments	36
	(i)	Exclusive Post-Closing Remedy	36
	(j)	Additional Remedy Matters	36

9.	TAX MATTERS		36
	(a)	Allocations	36
	(b)	Post-Closing Tax Returns	36
	(c)	Pre-Closing Tax Returns	36
	(d)	Straddle Periods	36
	(e)	Straddle Returns	37
	(f)	Claims for Refund	37
	(g)	Indemnification	37
	(h)	Cooperation on Tax Matters	38
	(i)	Transfer Taxes	38

	(j)	Confidentiality	38
	(k)	Audits	39
	(l)	Control of Proceedings	39
	(m)	Powers of Attorney	39
	(n)	Tax Refunds	39
	(o)	Purchase Price Allocation	40
	(p)	Closing Tax Certificate	40
	(q)	Recognition of Tax Treatment	40
	(r)	Conflict	40

10.	TERMINATION		40
	(a)	Termination of Agreement	40
	(b)	Effect of Termination	41

11.	MISCELLANEOUS		41
	(a)	Expenses	41
	(b)	No Third Party Beneficiaries	41
	(c)	Succession	41
	(d)	Counterparts	42
	(e)	Incorporation of Exhibits and Schedules	42
	(f)	Headings	42
	(g)	Notices	42
	(h)	Governing Law; Venue	43
	(i)	Amendments and Waivers	43
	(j)	Severability	44
	(k)	Construction	44
	(l)	Entire Agreement	44
	(m)	Disclosure Schedules	44
	(n)	No Recourse Against Non-Parties	45

EXHIBITS AND SCHEDULES

Exhibits:

Exhibit A:	[Intentionally Omitted]
Exhibit B(i):	Form of Officer’s Certificate (Seller)
Exhibit B(ii):	Form of Officer’s Certificate (Buyer)
Exhibit C(i):	Form of Secretary’s Certificate (Seller)
Exhibit C(ii):	Form of Secretary’s Certificate (Buyer)
Exhibit D:	Form of Assignment
Exhibit E:	Form of Closing Tax Certificate

Schedules:

Schedule 1(a):	Company Interim Financial Statements
Schedule 1(b):	Company Year-End Financial Statements
Schedule 1(c):	Working Capital
Schedule 3(b):	Authorization of Transaction (Buyer)
Schedule 3(c):	Noncontravention (Buyer)
Schedule 4(b):	Authorization of Transaction (Seller)
Schedule 4(c):	Noncontravention (Seller)
Schedule 4(e)(i):	Encumbrances
Schedule 4(e)(ii):	Company Assets
Schedule 4(f):	Capitalization
Schedule 4(h)(ii):	Damage, Casualty, Etc.
Schedule 4(j):	Tax Matters
Schedule 4(k):	Company Contract Exceptions
Schedule 4(m):	Litigation
Schedule 4(n):	Environmental Matters
Schedule 4(o):	Company Financial Statements
Schedule 4(p):	Encumbrances for Borrowed Money
Schedule 5(c):	Operation of the Company
Schedule 7(b)(iv):	Seller Required Consents
Schedule 7(c)(iv):	Buyer Required Consents

PURCHASE AND SALE AGREEMENT

This Purchase and Sale Agreement dated as of October 28, 2011 is by and between Marathon Oil Company, an Ohio corporation (the “Seller”), and Genesis Energy, L.P., a Delaware limited partnership (the “Buyer”).

INTRODUCTION

1. The Seller owns certain midstream assets and interests further described herein.

2. The Seller desires to sell such assets and interests to the Buyer, and the Buyer desires to purchase the same, upon the terms and conditions set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties and covenants herein contained, the Parties agree as follows:

1. Definitions. Capitalized terms not otherwise defined herein shall have the meaning set forth below.

“Adverse Consequences” means all actions, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, injunctions, judgments, orders, decrees, rulings, damages, penalties, fines, costs, amounts paid in settlement, liabilities, Obligations, Taxes, Encumbrances, losses (including any diminution in value) and out-of-pocket expenses and fees paid or payable to third parties, including court costs and attorneys’ fees and expenses, but excluding (except as specifically provided in Section 8(b)(v) and Section 8(c)(iv)) any punitive, exemplary, treble, special, indirect, incidental and consequential damages (including any loss of earnings or profits).

“Affiliate” means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified. For purposes of this definition, the term “control” (including its derivatives) means the ability to direct the management or policies of such Person by ownership of Equity Interest, contract or otherwise; provided, however, that (x) prior to the Closing, the Company will be deemed to be an Affiliate of the Seller (not of the Buyer), and (y) after the Closing, the Company will be deemed to be an Affiliate of the Buyer (not of the Seller).

“Agreement” means this Purchase and Sale Agreement (including all Exhibits, Schedules and other attachments hereto) as the same may be amended, supplemented or otherwise modified from time to time pursuant to the terms hereof.

“Assigned Equity Interest” means 100% of the Equity Interest in the Company.

“Assignment” means the assignment of the Assigned Equity Interest substantially in the form of Exhibit D to be entered into at Closing, pursuant to which the Buyer will receive the Assigned Equity Interest.

“BOEM” means the United States Department of Interior Bureau of Ocean Energy Management.

“BSEE” means the United States Department of Interior Bureau of Safety and Environmental Enforcement.

“Buyer” has the meaning set forth in the preamble.

“Buyer Indemnitees” means (a) the Buyer, (b) each Affiliate of the Buyer and (c) each Person that is a director, manager, partner, officer, employee, agent or other representative (or Person performing similar functions) of any Person described in (a) or (b) above, but only to the extent such Person is acting in such capacity.

“Buyer Parties” means (a) the Buyer and (b) any direct or indirect wholly owned Subsidiaries of the Buyer to which some or any portion of the Assigned Equity Interest is assigned by the Buyer pursuant to clause (i) of Section 11(c).

“Claim Threshold” has the meaning set forth in Section 8(b)(i).

“Closing” has the meaning set forth in Section 2(d).

“Closing Date” has the meaning set forth in Section 2(d).

“Closing Statement” has the meaning set forth in Section 2(g)(ii).

“Closing Tax Certificate” means a certificate of Seller providing that it is not a foreign person within the meaning of Code Section 1445 and substantially in the form of Exhibit E to be executed at the Closing.

“Code” means the Internal Revenue Code of 1986, as amended, or any successor Law.

“Commitment” means (a) options, warrants, convertible securities, exchangeable securities, subscription rights, conversion rights, exchange rights or other contracts that could require the Company to issue any of its Equity Interests or to sell any Equity Interests it owns in another Person; (b) any other securities convertible into, exchangeable or exercisable for, or representing the right to subscribe for any Equity Interest of the Company or owned by the Company; (c) statutory pre-emptive rights or pre-emptive rights granted under the Company’s Organizational Documents; and (d) stock appreciation rights, phantom stock, profit participation, or other similar rights with respect to the Company.

“Company” means Marathon Offshore Pipeline LLC, a Delaware limited liability company.

“Company Adverse Effect” means any adverse change, effect, event, occurrence, condition or other circumstance relating to the rights, obligations, business, results of operations or condition (financial or otherwise) and properties of the Company; provided, however, that in determining whether a Company Adverse Effect has occurred, changes, effects, events, occurrences, conditions or other circumstances relating to (a) the industries in which the Company operates, (b) United States or global economic, regulatory or political conditions or financial markets in general, (c) fluctuations in currency exchange rates or interest rates, (d) acts of war, insurrection, sabotage or terrorism, (e) changes or proposed changes in Laws or FERC Accounting Principles or regulatory accounting requirements or interpretations thereof, or (f) this Agreement or any actions taken in compliance with this Agreement, the transactions contemplated by this Agreement and the other Transaction Agreements, or the pendency or announcement thereof, shall not be taken into account, except to the extent such effects in the cases of clauses (a)—(e) above materially and disproportionately affect the Company relative to other participants in the offshore oil and gas pipeline industry in the United States Gulf of Mexico.

“Company Assets” has the meaning set forth in Section 4(e)(i).

“Company Contracts” means every material contract to which the Company is a party or to which any Company Asset is subject as of the date of this Agreement and which remains executory in whole or in part, including any entered into after the date of this Agreement but before the Closing Date by the Company. Notwithstanding the foregoing, the Company Contracts shall not include the Service Agreements.

“Company Financial Statements” means the Company Interim Financial Statements together with the Company Year-End Financial Statements.

“Company Insurance Policies” means those third-party policies of insurance of the Seller or the Company covering the Company or the Company Assets, in each case as in effect as of the date of this Agreement.

“Company Interim Financial Statements” means the unaudited financial statements of the Company as of and for the nine months ended September 30, 2011 and attached hereto as Schedule 1(a).

“Company Material Adverse Effect” means a Company Adverse Effect that exceeds either: (i) with respect to any matter that would adversely impact the Company’s earnings before interest, taxes, depreciation, depletion, amortization and impairment for any twelve (12) consecutive calendar month period (historical or projected), $1.20 million; and (ii) with respect to any other matter, $2.25 million.

“Company Year-End Financial Statements” means the financial statements of the Company as of, and for the years ended December 31, 2010, 2009 and 2008, and attached hereto as Schedule 1(b).

“Confidentiality Agreements” means those certain Confidentiality Agreements dated April 7, 2011, May 23, 2011 and June 13, 2011 between the Buyer and the Seller.

“Courts” has the meaning set forth in Section 11(h).

“Deductible” has the meaning set forth in Section 8(b)(i).

“Deemed Closing Date” means (i) if the Closing occurs on the last day of a calendar month, the Closing Date, or (ii) in all other cases, the last day of a calendar month immediately preceding the calendar month in which the Closing occurs.

“Discontinued Operations” means any assets owned or operations conducted by the Company prior to the date hereof, other than (i) (A) the Eugene Island Pipeline System, the Eugene Island System, and the Vermillion System, and (B) if the Interest Exclusion Option is not exercised with respect thereto, ECam and South Pass and (ii) the on-going operations of the Company on the date hereof relating to those pipeline systems set forth in (i) above that are not Discontinued Operations; provided, however, that, to the extent any such Discontinued Operations assets are placed into service and any such Discontinued Operations are resumed after the Closing Date, such assets and/or operations shall be deemed no longer to be Discontinued Operations.

“ECam” means the offshore Gulf of Mexico pipeline system and related assets commonly known as the “East Cameron System,” which includes approximately 39 miles of eight inch diameter pipe originating at East Cameron Block 338 and terminating at Vermilion Block 265, including all facilities and other appurtenances related thereto that are owned by the Company or to which the Company has the right to use (which constitute all the facilities and other appurtenances necessary to operate such pipeline system in the manner currently operated as of the date hereof).

“Encumbrance” means any mortgage, pledge, lien, encumbrance, charge, security interest, preferential right, equitable interest, covenant (including any negative covenant), consent or notice right, defect in title, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership; provided, however, that the ability of a Governmental Authority to impose a lien in respect of Taxes concurrently with or following the delivery of a deficiency notice will not, in the absence of such a lien actually being imposed, constitute an Encumbrance.

“Environmental” or “Environment” means soil, land surface or subsurface strata, waters (including navigable ocean, stream, pond, reservoirs, drainage, basins, wetland, ground and drinking), sediments, ambient air, plant life, animal life and all other environmental media or natural resources.

“Environmental Requirements” means all orders, contracts and Laws concerning or relating to or imposing liability for pollution or protection of the Environment, including those relating to the presence, use, manufacturing, refining, production, generation, handling, transportation, treatment, transfer, storage, disposal, distribution, importing, labeling, testing, processing, discharge, release, threatened release, control or other action or failure to act involving any Hazardous Substances, each as amended and as now in effect and in effect at Closing.

“Eugene Island Pipeline System” means a 22.82% undivided interest in the offshore Gulf of Mexico pipeline system and related assets commonly known as the “Eugene Island Pipeline System,” which includes approximately 112 miles of 20 inch diameter pipe originating at South Marsh Island Block 107 and terminating at Calliou Island, Louisiana, including all facilities and other appurtenances related thereto that are owned by the Company or to which the Company has the right to use (which constitute all the facilities and other appurtenances necessary to operate such pipeline system in the manner currently operated as of the date hereof).

“Eugene Island System” means the offshore Gulf of Mexico pipeline system and related assets commonly known as the “Eugene Island System,” which includes approximately 11 miles of eight inch diameter pipe originating at Eugene Island Block 342 and terminating at Eugene Island Block 306, including all facilities and other appurtenances related thereto that are owned by the Company or to which the Company has the right to use (which constitute all the facilities and other appurtenances necessary to operate such pipeline system in the manner currently operated as of the date hereof).

“Equity Interest” means (a) with respect to a corporation, any and all shares of capital stock and any Commitments with respect thereto, (b) with respect to a partnership, limited liability company, trust or similar Person, any and all units, interests or other partnership/limited liability company interests

(including, in the case of a limited liability company, the right to become a member as contemplated by Section 18-704 of the Limited Liability Company Act of the State of Delaware), and any Commitments with respect thereto, and (c) any other direct equity ownership or equity participation in a Person.

“Excluded Interest” has the meaning set forth in Section 2(b).

“FERC Accounting Principles” means the Uniform System of Accounts (USofA) promulgated by the U.S. Federal Energy Regulatory Commission.

“Governmental Authority” means the United States or any agency thereof and any state, county, parish, city or other political subdivision, agency, court or instrumentality.

“Hazardous Substances” means (a) any chemicals, materials or substances defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “solid wastes,” “hazardous materials,” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants,” “hazardous air pollutants,” “pollutants,” “contaminants,” “toxic chemicals,” “toxics,” “hazardous chemicals,” “extremely hazardous substances,” “regulated substances” or “pesticides” as defined in any applicable Environmental Requirements; (b) any radioactive materials, asbestos-containing materials, urea formaldehyde foam insulation, radon, petroleum and natural gas products or byproducts or polychlorinated biphenyls and (c) any other chemical, material, substance, or force regulated under any Environmental Requirement.

“Indebtedness” means all Obligations of the Company for borrowed money.

“Indemnified Party” has the meaning set forth in Section 8(d)(i).

“Indemnifying Party” has the meaning set forth in Section 8(d)(i).

“Interest Exclusion Option” has the meaning set forth in Section 2(b).

“Knowledge” (including its derivatives, such as “Known”), when used in this Agreement to qualify any representation or warranty, means: (i) with respect to the Seller, the actual knowledge of each of the following individuals: Bradley D. Hutchison; Rick Bowers; Mark King; Dan Riemer; Bruce Norcini; and Graden Betz; and with respect to the Buyer, the actual knowledge of each of the following individuals: Grant E. Sims; Robert V. Deere; Steven R. Nathanson; Karen N. Pape; Steven M. Smith; and Kristen O. Jesulaitis.

“Law” means any law, statute, code, regulation, rule, injunction, judgment, order, decree, ruling, charge or other restriction of any applicable Governmental Authority, as in effect as of the date of this Agreement with respect to any representation or warranty made on the date of this Agreement, and as in effect on the Closing Date with respect to any other representation, warranty, agreement, covenant, closing condition or other matter hereunder.

“MPC” means Marathon Petroleum Corporation, a Delaware corporation.

“New Buyer Information” has the meaning set forth in Section 5(b)(i).

“New Seller Information” has the meaning set forth in Section 5(b)(i).

“Non-Party Affiliates” has the meaning set forth in Section 11(n).

“Obligations” means duties, liabilities and obligations, whether vested, absolute or contingent, asserted or unasserted, accrued or unaccrued, liquidated or unliquidated, due or to become due, and whether contractual, statutory or otherwise.

“Odyssey PSA” means that certain Purchase and Sale Agreement of even date herewith by and between the Buyer and the Seller relating to the acquisition of a 29% interest in Odyssey Pipeline L.L.C.

“Ordinary Course of Business” means the ordinary course of business consistent with the applicable Person’s past practice.

“Organizational Documents” means, with respect to a specified Person, the articles of incorporation, certificate of incorporation, charter, bylaws, articles or certificate of formation, regulations, limited liability company operating agreement, certificate of limited partnership, partnership agreement and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation or organization of such Person, including any amendments thereto.

“Party” or “Parties” means the Buyer or the Seller, individually or collectively, as the case may be.

“Permit” means all permits, licenses, authorities, consents, registrations, certificates, waivers, exceptions, orders, variances, approvals and similar authorizations, in each case issued by a Governmental Authority.

“Permitted Encumbrances” means (i) any Encumbrances securing Taxes and assessments, or Obligations in respect of workers’ compensation or unemployment that are not yet due; (ii) any inchoate, mechanic’s, materialmen’s, laborers’, carriers’, warehousemen’s, maritime and similar Encumbrances incurred in the Ordinary Course of Business and securing amounts that are not yet past due; (iii) any Obligations or duties reserved to or vested in any municipality or other Governmental Authority to regulate any assets of any relevant Person in any manner, including any applicable Laws; (iv) any inchoate liens or other Encumbrances incurred in the Ordinary Course of Business and created pursuant to any construction, operation and/or maintenance, co-owners, co-tenancy, lease or other operating agreements for which amounts are not yet past due; (v) vendor’s liens in respect of trade payables incurred in the Ordinary Course of Business and not yet past due; (vi) Encumbrances incurred in the Ordinary Course of Business on deposit accounts or to secure the performance of bids, tenders, trade contracts, statutory obligations, surety and appeal bonds, performance and return of money bonds and other obligations (other than for repayment of borrowed money or for the deferred purchased price for goods or services) of like nature of the Company that are not yet due; (vii) any easements, servitudes, rights-of-way, restrictions and other similar Encumbrances incurred in the Ordinary Course of Business and which do not in any case materially interfere with the use of the affected Company Asset in the manner in which it is used by the Company; (viii) defects or irregularities in title which do not materially (A) diminish the value of the affected Company Asset or (B) interfere with the ordinary conduct of the Company or the use of any of such properties; (ix) any interest or title of a lessor of assets that are leased pursuant to any capital or operating lease; (x) Encumbrances caused or created by the Buyer; and (xi) Encumbrances encumbering fee title to any property in which the Company holds only a leasehold or easement interest.

“Permitted Equity Interest Encumbrances” means: (i) transfer restrictions or other Encumbrances caused by or created under (A) federal and state securities Laws, (B) the Organizational Documents of the Company and (C) the Delaware Limited Liability Company Act; or (ii) Encumbrances caused or created by the Buyer.

“Person” means an individual or entity, including any partnership, corporation, association, joint stock company, trust, joint venture, limited liability company, unincorporated organization or Governmental Authority (or any department, agency or political subdivision thereof).

“Poseidon PSA” means that certain Purchase and Sale Agreement of even date herewith by and between the Buyer and the Seller relating to the acquisition of a 28% interest in Poseidon Oil Pipeline Company, L.L.C.

“Post-Closing Tax Period” means any Tax period beginning (i) after the Closing Date, in the case of income and franchise Taxes, and (ii) on or after the Deemed Closing Date, in the case of all other Taxes.

“Prime Rate” means that variable rate of interest per annum published from time to time in The Wall Street Journal as the prime rate as of the last business day immediately preceding the time such rate must be determined under the terms of this Agreement.

“Proposed Closing Statement” has the meaning set forth in Section 2(g)(i).

“Purchase Price” means, subject to the provisions of this Agreement, $12.50 million, plus (i) the amount, if any, by which the total of the Purchase Price Increases exceed the total of the Purchase Price Decreases, or minus (ii) the amount, if any, by which the total of the Purchase Price Decreases exceed the total of the Purchase Price Increases; provided, however, that if the Seller exercises the Interest Exclusion Option, the base Purchase Price of $12.50 million shall be reduced by the following respective amounts if the following interests and/or assets are the subject of such exercise: (a) the greater of (x) the consideration that is actually paid by the third-party buyer identified in the notice delivered pursuant to Section 2(b) with respect to ECam and (y) $3.5 million and (b) the greater of (x) the consideration that is actually paid by the third-party buyer identified in the notice delivered pursuant to Section 2(b) with respect to South Pass and (y) $1.5 million.

“Purchase Price Decreases” means, without duplication of any amounts, (i) the Working Capital Adjustment (if negative), (ii) the Indebtedness (but only to the extent not reflected in the Working Capital Adjustment) of the Company as of the Deemed Closing Date, and (iii) the aggregate amount of any dividends or other distributions made by the Company in respect of the Assigned Equity Interest after the Deemed Closing Date that Section 5(c)(vi) provides shall constitute a Purchase Price Decrease.

“Purchase Price Increases” means, without duplication, the Working Capital Adjustment (if positive).

“Qualifying Buyer Indemnity Claim” has the meaning set forth in Section 8(b)(i).

“Qualifying Seller Indemnity Claim” has the meaning set forth in Section 8(c)(i).

“Records” has the meaning set forth in Section 9(h)(i).

“SEC” means the Securities and Exchange Commission.

“Seller” has the meaning set forth in the preamble.

“Seller Indemnitees” means (a) the Seller, (b) each Affiliate of the Seller and (c) each Person that is a director, manager, partner, officer, employee, agent or other representative (or Person performing similar functions) of any Person described in (a) or (b) above, but only to the extent such Person is acting in such capacity.

“Seller Required Consents” has the meaning set forth in Section 7(b)(iv).

“Service Agreements” means (i) that certain Operating Agreement between the Company and Marathon Pipe Line LLC (f/k/a Marathon Ashland Pipe Line LLC), a subsidiary of MPC, dated effective January 1, 1998, as amended, (ii) that certain Marathon Service Agreement between the Company and the Seller, dated effective March 26, 2007, as amended, and (iii) that certain Transition Services Agreement, dated May 25, 2011, between Marathon Oil Corporation and MPC.

“South Pass” means an undivided interest in the offshore Gulf of Mexico pipeline system and related assets commonly known as the “South Pass West Delta System,” which includes approximately 54 miles of eight to 12 inch diameter pipe originating at South Pass Block 89 and terminating at the West Delta Receiving Station, including all facilities and other appurtenances related thereto that are owned by the Company or to which the Company has the right to use (which constitute all the facilities and other appurtenances necessary to operate such pipeline system in the manner currently operated as of the date hereof), with ownership by the Company of the segments of such system as follows:

Segment 1 — 20.3600%

Segment 2 — 24.6000%

Segment 3 — 22.4800%

Segment 4 — 30.0000%

Segment 5 — 25.0000%

Segment 6 — 38.0556%

“Specified Obligations” means all Obligations (i) arising under Section 414(o) of the Code, or from having been under “common control” with the Seller, within the meaning of Section 4001(a)(14) of ERISA; (ii) relating to unfunded employee benefit plans of the Seller or any of its Affiliates; (iii) relating to the Service Agreements; (iv) relating to any Excluded Interest provided that the Interest Exclusion Option is exercised with respect to such Excluded Interest; and (v) to the extent relating to, arising from, or otherwise attributable to any Discontinued Operations; including in the case of (i) through (v) above, the matters disclosed on the Schedules to this Agreement with respect to the subject matter of such clauses.

“Straddle Period” means a Tax period or Tax year commencing before and ending (i) after the Closing Date, in the case of income and franchise Taxes, and (ii) after the Deemed Closing Date, in the case of all other Taxes. With respect to the franchise Taxes, for purposes of this Agreement, the Tax period shall mean the accounting period upon which the Tax is based (e.g., the calendar year, or any portion thereof) and not the privilege period for which the Tax is paid.

“Straddle Return” means a Tax Return of the Company for a Straddle Period.

“Subsidiary” means, with respect to any Person: (a) any corporation of which more than 50% of the total voting power of all classes of the Equity Interests entitled (without regard to the occurrence of any contingency) to vote in the election of directors is owned by such Person directly or through one or more other Subsidiaries of such Person and (b) any Person other than a corporation of which at least a majority of the issued and outstanding Equity Interests (however designated) entitled (without regard to the occurrence of any contingency) to vote in the election of the partners, directors, managers, or other governing body that will control the management of such entity is owned by such Person directly or through one or more other Subsidiaries of such Person.

“Tax” or “Taxes” means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code §59A), custom duties, capital stock, franchise, profits, withholding, social security (or similar excises), unemployment, disability, ad valorem, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated or other tax of any kind whatsoever, including any interest, penalty or addition thereto, whether disputed or not and including any obligation to indemnify or otherwise assume or succeed to the liability for Taxes of any other person whether or not shown as due or payable on any Tax Return or Tax Records.

“Tax Benefit” means an amount by which the Tax liability of a Party (or group of Persons including the Party) is reduced (including by deduction, reduction of income by virtue of increased Tax basis or otherwise, entitlement of refund, credit, or otherwise).

“Tax Records” means all Tax Returns and Tax-related work papers relating to the Company.

“Tax Return” means any return, declaration, report, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto and including any amendment thereof.

“Third Party Claim” has the meaning set forth in Section 8(d)(i).

“Transaction Agreements” means this Agreement, the Assignment, the Odyssey PSA, the Poseidon PSA, and all other agreements executed and delivered by the Parties at the Closing in connection with the transactions contemplated herein.

“Vermilion System” means the offshore Gulf of Mexico pipeline system and related assets commonly known as the “Vermilion System,” which includes approximately 60 miles of eight inch diameter pipe originating at East Cameron Block 346 and terminating at Eugene Island Block 312, including all facilities and other appurtenances related thereto that are owned by the Company or to which the Company has the right to use (which constitute all the facilities and other appurtenances necessary to operate such pipeline system in the manner currently operated as of the date hereof).

“Working Capital (Actual)” means, with respect to the Company, current assets minus current liabilities, in each case, as determined in accordance with FERC Accounting Principles; provided, however, that the term “Working Capital” shall not include (without duplication) the value of any (i) current assets or current liabilities for which this Agreement specifically allocates the ultimate economic costs or benefits to the Seller or the Buyer (e.g., specified Straddle Period Taxes), (ii) linefill, (iii) current assets constituting Company cash controlled by MPC or its Subsidiary pursuant to the Service Agreements and any other current assets relating to the Service Agreement or (iv) current liabilities relating to the Service Agreements. Schedule 1(c) sets forth the Working Capital for the Company as of September 30, 2011.

“Working Capital Adjustment” means the sum of the difference (positive or negative) between the Working Capital (Normal) on the Deemed Closing Date and the Working Capital (Actual) on the Deemed Closing Date; provided, however, that the Working Capital Adjustment shall be zero unless the result of such calculation exceeds $50,000, in which event, the Working Capital Adjustment amount shall include the entire adjustment calculated (not just the amount in excess of $50,000). For the avoidance of doubt, the Working Capital Adjustment shall be: (i) expressed as a positive amount if the Working Capital (Actual) exceeds the Working Capital (Normal); and (ii) expressed as a negative amount if the Working Capital (Actual) is less than the Working Capital (Normal).

“Working Capital (Normal)” means $500,000.

2. Purchase and Sale.

(a) Purchase and Sale of Assigned Equity Interest. Subject to the terms and conditions of this Agreement, the Seller agrees to sell, convey and transfer to the Buyer, and the Buyer agrees to purchase all rights, title and interests in and to the Assigned Equity Interest (which will result in the Buyer becoming the record and beneficial owner of all rights, title and interests in and to all the Assigned Equity Interest), free and clear of all Encumbrances (other than Permitted Equity Interest Encumbrances), for the Purchase Price.

(b) Interest Exclusion Option. Notwithstanding anything to the contrary set forth herein, the Seller may, no later than two (2) days prior to the Closing and upon written notice to the Buyer, sell, convey and transfer (i) all (but not a portion of) the Company’s interest in ECam (but not less than all such interest and, except as set forth in clause (ii), not any other interests or assets), to any Person other than the Buyer and/or (ii) all (but not a portion of) the Company’s interest in South Pass (but not less than all such interest and, except as set forth in clause (i), not any other interests or assets) (each and every interest to be so excluded pursuant to clause (i) and (ii), being the “Excluded Interest”), to any Person other than the Buyer. The Seller’s right under this Section 2(b) is referred to as the “Interest Exclusion Option.” If (and to the extent) the Seller exercises the Interest Exclusion Option in accordance with the terms of this Agreement, all of the representations, warranties, covenants and other terms and conditions of this Agreement shall be automatically revised so as to not relate to the Excluded Interest. In addition: (1) the Purchase Price shall be reduced by the amounts specified in the definition thereof with respect to the Excluded Interest; (2) the following terms shall not include the Excluded Interest (or amounts with respect thereto): Assigned Equity Interests, Company, Working Capital (Actual) and Working Capital (Normal); and (3) each of the amount in clause (ii) of the definition of Company Material Adverse Effect, the Deductible amount and the Adverse Consequences amounts set forth in Section 8(b)(vi) and Section 8(c)(v) shall be reduced on a pro rata basis, based on the percentage reduction in the Purchase Price resulting from the exercise of the Interest Exclusion Option.

(c) Consideration and Allocation

(i) In consideration for the conveyance and transfer of the Assigned Equity Interest as contemplated in (a) above, the Buyer agrees to deliver or cause to be delivered the estimated Purchase Price as set forth in the Proposed Closing Statement to the Seller, in the form of cash by wire transfer of immediately available funds.

(ii) The estimated Purchase Price (as adjusted pursuant to Section 2(g)) shall be allocated among the Company Assets as set forth in Section 9(o).

(d) The Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Akin Gump Strauss Hauer & Feld LLP, 1111 Louisiana, 44th Floor, Houston, Texas, commencing at 9:00 a.m., local time, on the third business day following the satisfaction or waiver of all conditions to the obligations of the Parties to consummate the transactions contemplated hereby (as set forth in Article 7) has occurred (other than conditions with respect to actions each Party shall take at the Closing itself) or such other date and place as the Parties may mutually agree (the “Closing Date”). The Parties will use commercially reasonable efforts to complete the Closing by November 30, 2011.

(e) Seller’s Deliveries at the Closing. At the Closing, the Seller shall deliver (or cause to be delivered) to the Buyer:

(i) The Assignment, duly executed by the Seller.

(ii) An Officer’s certificate for the Seller, in the form of Exhibit B(i), duly executed on behalf of the Seller.

(iii) A Secretary’s certificate for the Seller, in the form of Exhibit C(i), duly executed on behalf of the Seller.

(iv) Evidence of the resignation or removal of any officers, directors, managers and other representatives of each Company that Seller has appointed.

(f) Buyer’s Deliveries at the Closing. At the Closing, the Buyer shall deliver (or cause to be delivered) to the Seller:

(i) An Officer’s certificate for the Buyer, in the form of Exhibit B(ii), duly executed on behalf of the Buyer.

(ii) A Secretary’s certificate for the Buyer, in the form of Exhibit C(ii), duly executed on behalf of the Buyer.

(iii) The estimated Purchase Price pursuant to Section 2(c).

(g) Proposed Closing Statement and Post-Closing Adjustment.

(i) At least five (5) business days prior to the Closing Date, the Seller shall prepare and deliver to the Buyer a statement (the “Proposed Closing Statement”), setting forth the Seller’s reasonable good faith estimate, together with accompanying reasonable detail, of the Purchase Price and the components thereof, including any estimated Purchase Price Increases and Purchase Price Decreases.

(ii) As soon as practicable, but in any event no later than forty-five (45) days following the Closing Date, the Seller, with the assistance of the Buyer, shall cause to be prepared and delivered to the Buyer a statement, including reasonable detail, of the Purchase Price and the components thereof, including any Purchase Price Increases and Purchase Price Decreases (the “Closing Statement”).

(iii) Upon receipt of the Closing Statement, the Buyer and the Buyer’s independent accountants shall be permitted to examine the schedules and other information used or generated in connection with the preparation of the Closing Statement and such other documents as the Buyer may reasonably request in connection with its review of the Closing Statement. Within thirty (30) days of receipt of the Closing Statement, the Buyer shall deliver to the Seller a written statement describing in reasonable detail its objections, if any, to any amounts or items set forth on the Closing Statement. If the Buyer does not raise objections within such period, then the Closing Statement shall become final and binding upon the Buyer. If the Buyer raises objections, the Parties shall negotiate in good faith to resolve any such objections. If the Parties are unable to resolve any disputed item (other than disputes involving the application or interpretation of the Law or other provisions of this Agreement) within fifteen (15) days after the Buyer’s delivery to the Seller of its written statement of objections to the Closing Statement, any such disputed item shall be submitted to Ernst & Young LLP, or another nationally recognized independent accounting firm mutually agreeable to the Parties, who shall be instructed to resolve such disputed item in accordance with the terms of this Agreement within forty-five (45) days of its joint engagement by the Parties. The resolution of disputes by such accounting firm shall be set forth in writing and shall be conclusive, binding and non-appealable upon the Parties, and the Closing Statement, as adjusted by the resolution of the disputed items, shall thereupon become final and binding. The fees and expenses of such accounting firm shall be paid one-half by the Buyer and one-half by the Seller. The Parties agree that any disputed item related to the application or interpretation of the Law or other provisions of this Agreement shall not be resolved by the designated accounting firm, but shall instead be resolved pursuant to the other provisions of this Agreement.

(iv) If the Purchase Price as finally determined in accordance with this Section 2(g) exceeds the estimated Purchase Price as set forth on the Proposed Closing Statement, the Buyer shall pay to the Seller cash in the amount of such excess. If the estimated Purchase Price as set forth on the Proposed Closing Statement exceeds the Purchase Price as finally determined in accordance with this Section 2(g), the Seller shall pay to the Buyer (or its designee(s)) cash in the amount of such excess. After giving effect to the foregoing adjustments, any amount to be paid by the Buyer to the Seller, or to be paid by the Seller to the Buyer, as the case may be, shall be paid in the manner and with interest as provided in Section 2(g)(v) within five (5) business days after the Buyer’s acceptance of the Closing Statement or the resolution of the Buyer’s objections thereto pursuant to Section 2(g)(iii).

(v) Any cash payments pursuant to this Section 2(g) shall be made by causing such payments to be credited in immediately available funds to such account or accounts of the Buyer or the Seller, as the case may be, as may be designated by the Buyer or the Seller, as the case may be, by notice to the other Party. If any cash payment is being made after the fifth business day referred to in Section 2(g)(iv) the amount of the cash payment to be made pursuant to this Section 2(g) shall bear interest from and including such fifth business day to, but excluding, the date of payment at a rate per annum equal to the Prime Rate plus two percent. Such interest shall be payable in cash at the same time as the payment to which it relates and shall be calculated on the basis of a year of 365 days and the actual number of days for which due.

(vi) Each Party shall bear its own costs and expenses incurred in connection with the preparation and review of the Closing Statement, and none of such costs or expenses shall be taken into account in the determination of the Purchase Price (or any component thereof) pursuant to this Section 2(g).

(vii) The Parties acknowledge and agree that any inaccuracies, omissions, mischaracterizations or similar errors contained in the Proposed Closing Statement or the Closing Statement shall not be subject to any “deductible,” including the deductibles provided in Sections 8(b)(i) and 8(c)(i).

3. Representations and Warranties Concerning the Buyer. The Buyer hereby represents and warrants to the Seller that the following statements contained in this Article 3 are true and correct as of the date hereof and will be true and correct as of the Closing Date.

(a) Organization and Good Standing. Each Buyer Party is duly organized, validly existing and in good standing under the Laws of the State of Delaware and is duly qualified and in good standing under the Laws of each other jurisdiction that requires qualification, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, delay or materially affect the ability of the Buyer Parties to consummate the transactions contemplated by this Agreement. Each Buyer Party has full power and authority to carry on the business in which it is engaged, and to own and use the properties owned and used by it except where the failure to have the power and authority to carry on such business and to own and use the properties so owned and used would not, individually or in the aggregate, delay or adversely affect the ability of the Buyer Parties to consummate the transactions contemplated by this Agreement. There is no proposed, pending or, to the Buyer’s Knowledge, threatened action relating to the dissolution, liquidation, insolvency or rehabilitation of any of the Buyer Parties.

(b) Authorization of Transaction. Each Buyer Party has full power and authority (including full entity power and authority) to execute and deliver each Transaction Agreement to which such Buyer Party is a party and to perform its obligations thereunder. The execution and delivery of each of the Transaction Agreements to which any Buyer Party is a party and the consummation of the transactions contemplated thereby have been duly authorized by all required entity action on the part of such Buyer Party. This Agreement has been, and each of the other Transaction Agreements to which any Buyer Party is a party will be at or prior to the Closing, duly and validly executed and delivered by such Buyer Party, and each Transaction Agreement to which any Buyer Party is a party constitutes the valid and legally binding obligation of such Buyer Party, enforceable against such Buyer Party in accordance with its terms and conditions, subject, however, to the effects of bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally, and to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law). Except as set forth on Schedule 3(b), no Buyer Party needs to give any notice to, make any filing with or obtain any authorization, consent or approval of any Governmental Authority or any other Person to consummate the transactions contemplated by this Agreement or any other Transaction Agreement to which such Buyer Party is a party.

(c) Noncontravention. Except as set forth on Schedule 3(c), neither the execution and delivery of any Transaction Agreement to which any Buyer Party is a party, nor the consummation of any of the transactions contemplated thereby, will (A) violate any Law to which any Buyer Party is subject, (B) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any Person the right to accelerate, terminate, modify or cancel or require any notice, payment or lien under any agreement, contract, lease, license, instrument or other arrangement to which any Buyer Party is a party or by which any Buyer Party is bound or to which any Buyer Party’s assets are subject or (C) violate any order of any Governmental Authority, except where the violation, conflict, breach, default, acceleration, termination, modification, cancellation, failure to give notice, right to payment or other compensation or Encumbrance would not, individually or in the aggregate, materially affect such Buyer Party’s ability to consummate the transactions contemplated by such Transaction Agreement.

(d) Brokers’ Fees. The Buyer does not have any liability or obligation to pay any fees or commissions to any broker, finder or similar agent with respect to the transactions contemplated by this Agreement.

(e) Sufficiency of Funds. On the Closing Date, the Buyer will have sufficient funds to fund the payment of the Purchase Price. The Buyer’s obligation to consummate the transactions contemplated by this Agreement is not subject to any condition or contingency with respect to financing.

(f) No Other Representations or Warranties. Except as and to the extent set forth in this Agreement, the Buyer makes no representations or warranties whatsoever to the Seller and hereby disclaims all liability and responsibility for any representation, warranty, statement, or information made, communicated, or furnished (orally or in writing) to the Seller or its representatives (including any opinion, information, projection, or advice that may have been or may be provided to the Seller by any director, officer, employee, agent, consultant, or representative of the Buyer or any Affiliate thereof).

(g) No Reliance. Each Buyer Party has reviewed and had access to all documents, records, and information which it has desired to review in connection with its decision to enter into this Agreement, and to purchase the Assigned Equity Interest and to consummate the transactions contemplated hereby. In deciding to enter into this Agreement, and to consummate the transactions contemplated hereby, each Buyer Party has relied solely upon its own knowledge, independent investigation, review and analysis (and that of its representatives) and not on any disclosure or representation made by, or any duty to disclose on the part of, the Seller, its Affiliates, or any of their representatives, other than the representations and warranties of the Seller expressly set forth herein and the other Transaction Agreements.

(h) Acquisition of Assigned Equity Interest for Investment. The Assigned Equity Interest, when acquired by a Buyer Party at the Closing, will be acquired from the Seller for such Buyer Party’s own account, for investment purposes, and such Buyer Party is not acquiring the Assigned Equity Interest from the Seller with a view to, or to make offers of sales for the Seller in connection with, any distribution thereof, or to participate or have a direct or indirect participation in any such undertaking, or to participate or have a participation in the direct or indirect underwriting of any such undertaking, in each case within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), or applicable state securities Laws. Each Buyer Party understands that: (i) the Assigned Equity Interest has not been registered under the Securities Act by reason of its issuance in a transaction exempt from the registration and prospectus delivery requirements of the Securities Act and has not been qualified under any state securities Laws on the grounds that the offering and sale of securities contemplated by this Agreement are exempt from registration thereunder; and (ii) the Seller’s reliance on such exemptions is predicated on the Buyer’s representations set forth herein. Each Buyer Party understands that the resale of the Assigned Equity Interest may be restricted indefinitely, unless a subsequent disposition thereof is registered under the Securities Act and registered under any state securities Law or is exempt from such registration. Each Buyer Party is an “accredited investor” as that term is defined in Rule 501 of Regulation D promulgated by the SEC under the Securities Act. Each Buyer Party is able to bear the economic risk of the acquisition of the Assigned Equity Interest pursuant to the terms of this Agreement, including a complete loss of such Buyer Party’s investment in the Assigned Equity Interest, for an indefinite period of time and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of its acquisition of the Assigned Equity Interest. For purposes of state “blue sky” Laws, the Buyer represents and warrants that the principal executive offices of the Buyer Parties are located in the State of Texas and that the decision by the Buyer Parties to acquire the Assigned Equity Interest shall be deemed to occur solely in the State of Texas.

4. Representations and Warranties Concerning the Seller, the Company and the Company Assets. The Seller hereby represents and warrants to the Buyer that the following statements contained in this Article 4 are true and correct as of the date hereof and will be true and correct as of the Closing Date (unless any such representation and warranty expressly speaks to a specific date).

(a) Organization and Good Standing. (i) The Seller is duly incorporated, validly existing and in good standing under the Laws of the State of Ohio. The Company is duly organized, validly existing and in good standing as a limited liability company under the Laws of the State of Delaware.

(ii)(A) each of the Seller and the Company is duly qualified and in good standing as a foreign corporation or limited liability company, as applicable, under the Laws of each other jurisdiction that requires qualification, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, delay or materially affect the Seller’s ability to consummate the transactions contemplated by this Agreement;

(B) each of the Seller and the Company has full power and authority to carry on the business in which it is engaged, and to own and use the properties owned and used by it; and

(C) with respect to the Organizational Documents of the Company, (1) neither the Seller nor the Company is in breach, default or violation of any provision of any such Organizational Document, and, to the Seller’s Knowledge, no event has occurred that, with notice or lapse of time, would constitute a breach or default by any such party to any such Organizational Document, and (2) (x) each such Organizational Document is enforceable and will continue to be so enforceable after the Closing and (y) neither the Seller nor the Company has repudiated any such Organizational Document, except in the case of each of clause (ii)(A), (ii)(B) and (ii)(C)(2)(x) of this Section 4(a) (which clauses shall be considered together as one representation and concurrently for purposes of the application of the proviso to Section 8(b)(iii)), for such failures to be so qualified or in good standing, failures to have such power and authority and failures to be so enforceable as would not, individually or in the aggregate, have a Company Material Adverse Effect; and

(iii) The Seller has delivered to the Buyer correct and complete copies of each of the Organizational Documents of the Seller and the Company. Neither the Seller nor the Company is in breach of any provision of its Organizational Documents. There is no pending or, to the Seller’s Knowledge, threatened or proposed action relating to the dissolution, liquidation, insolvency or rehabilitation of the Seller or the Company.

(b) Authorization of Transaction. The Seller has full corporate power and authority to execute and deliver each Transaction Agreement to which the Seller is a party and to perform its Obligations thereunder. The execution and delivery of each of the Transaction Agreements to which the Seller is a party and the consummation of the transactions contemplated thereby have been duly authorized by all required entity action on the part of the Seller. This Agreement has been, and each of the other Transaction Agreements to which the Seller is a party will be at or prior to the Closing, duly and validly executed and delivered by the Seller, and each Transaction Agreement to which the Seller is a party constitutes the valid and legally binding obligation of the Seller, enforceable against the Seller in accordance with its terms and conditions, subject, however, to the effects of bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally, and to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law). Except as set forth on Schedule 4(b), the Seller does not need to give any notice to, make any filing with or obtain any authorization, consent or approval of any Governmental Authority or any other Person to consummate the transactions contemplated by this Agreement or any other Transaction Agreement to which the Seller is a party.

(c) Noncontravention. Except as set forth on Schedule 4(c), neither the execution and delivery of any Transaction Agreement to which the Seller is a party, nor the consummation by the Seller of any of the transactions contemplated thereby in accordance with the terms thereof, will (A) violate any Law to which the Seller or the Company is subject, (B) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any Person the right to accelerate, terminate, modify or cancel or require any notice, payment or lien under any agreement, contract, lease, license, instrument or other arrangement to which either the Seller or the Company is a party or by which the Seller or the Company is bound or to which any of its assets are subject or (C) violate any order of any Governmental Authority, except where the violation, conflict, breach, default, acceleration, termination, modification, cancellation, failure to give notice, right to payment or other compensation or Encumbrance affecting the Seller would not, individually or in the aggregate, materially affect the ability of the Seller to consummate the transactions contemplated by this Agreement. For the avoidance of doubt, no representation is made in this Section 4(c) as to any violation or conflict with any Law or any order of any Governmental Authority as applied to the Buyer.

(d) Brokers’ Fees. Neither the Seller nor the Company has liability or obligation to pay any fees or commissions to any broker, finder or similar agent with respect to the transactions contemplated by this Agreement.

(e) Title to and Condition of Assets.

(i) To the Seller’s Knowledge, the Company has, and immediately after the Closing the Company will have, good title to, or valid rights to lease or otherwise use, all of the assets necessary to operate the business of the Company as currently conducted, free and clear of all Encumbrances, except for (A) Encumbrances disclosed in Schedule 4(e)(i) and (B) Permitted Encumbrances (all such assets being the “Company Assets”).

(ii) The Company owns no assets other than as set forth in Section 4(f)(iii) below.

(iii) Except as set forth on Schedule 4(e)(ii), the Seller does not have any Knowledge that any Company Asset is not (A) in good operating condition and repair (normal wear and tear excepted), (B) free from any material defects (other than Permitted Encumbrances), and (C) suitable for the purposes for which it is currently used, or that any such Company Asset is in need of maintenance or repairs except for ordinary routine maintenance and repairs and except for regularly scheduled overhauls from time to time.

(f) Capitalization.

(i) Schedule 4(f) specifies the owners, legally and beneficially, of the Equity Interests of the Company.

(ii) The Assigned Equity Interest (A) has been duly authorized, validly issued, fully paid and is non-assessable (except, with respect to non-assessibility, as provided in the Organizational Documents of the Company), (B) was issued in compliance with applicable Laws and (C) was not issued in breach of any Commitments. Except as described in Schedule 4(f), the Assigned Equity Interest is held, as set forth above, free and clear of any Encumbrances (except Permitted Equity Interest Encumbrances), and there are no Commitments of the Company (except Permitted Equity Interest Encumbrances) with respect to any Equity Interest of the Company. Except as set forth in the Organizational Documents of the Company, the Assigned Equity Interest is not subject to any voting trusts, proxies or other contracts or understandings with respect to voting, redemption, sale, transfer or other disposition of such Equity Interest.

(iii) The Company owns, legally and beneficially, 100% of each of ECam, the Eugene Island System and the Vermilion System and an undivided interest of 22.82% in the Eugene Island Pipeline System and the interests in South Pass described in the definition thereof in Article 1.

(g) Subsidiaries. The Company does not have any Subsidiaries.

(h) Damage, Casualty, Etc. To the Seller’s Knowledge, since December 31, 2010:

(i) with respect to the tangible Company Assets, there has not been any physical damage, destruction or loss (whether or not covered by insurance), pending or threatened adverse change, or operation or maintenance outside the Ordinary Course of Business, that, in each case, has or could reasonably be expected to have a Company Material Adverse Effect;

(ii) through the date of this Agreement, none of the matters of the type described in clauses (i) – (xiv) of Section 5(c) have occurred except as would be permitted pursuant to such clauses or as set forth in Schedule 4(h)(ii); and

(iii) there is no contract, commitment or agreement to take or cause to take any action that would result in any of the foregoing described in clauses (i) – (ii), or to operate or maintain the tangible Company Assets or the business of the Company other than in the Ordinary Course of Business, in each case, except as permitted hereby.

(i) Legal Compliance. To the Seller’s Knowledge, the Company is in compliance and has complied with all applicable Laws of all Governmental Authorities except where the failure to comply would not, individually or in the aggregate, have a Company Material Adverse Effect.

(j) Tax Matters. To the Seller’s Knowledge, except as set forth on Schedule 4(j):

(i) the Company has timely filed all Tax Returns with respect to itself and the Company Assets that it was required to file and such Tax Returns are accurate and all Taxes shown due on any such Tax Return have been paid by the Company or with respect to the Company Assets have been timely paid;

(ii) the Company has duly complied with all withholding Tax and Tax deposit requirements;

(iii) the Company is not under investigation, audit or examination by any Governmental Authority, and there are no claims or proceedings now pending or threatened against the Company with respect to any Tax or any matters under discussion with any Governmental Authority relating to any Tax;

(iv) there are no Encumbrances on any of the Company Assets related with any failure (or alleged failure) to pay any Tax;

(v) there are no outstanding agreements or waivers extending the statutory period of limitations applicable to any federal, state, local or foreign income or other Tax Returns required to be filed by or with respect to the Company;

(vi) the Company has not been a member of an affiliated, consolidated, combined or unitary group for federal, state, local or foreign tax purposes;

(vii) the Company Assets have been included on the property tax rolls of the Tax jurisdictions in which the property is located and there is no omitted property of the Company in any such jurisdiction;

(viii) the Company has been a disregarded entity for federal income tax purposes since its formation and will be a disregarded entity on the Closing Date; and

(ix) none of the Company Assets are properly reportable as a partnership for federal income tax purposes.

(k) Contracts and Commitments. Except as set forth in Schedule 4(k):

(i) to the Seller’s Knowledge, each Company Contract is enforceable in all material respects, subject to the effects of bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law);

(ii) to the Seller’s Knowledge, each Company Contract will continue to be so enforceable on terms identical to those contemplated in (i) above following the consummation of the transactions contemplated by the Transaction Agreements (except for those that expire at the end of their term, without regard to the transactions contemplated by the Transaction Agreements);

(iii) to the Seller’s Knowledge, (x) neither the Company nor any applicable counterparty thereto is in breach or default of any Company Contract, and (y) no event has occurred that, with notice or lapse of time, would constitute a breach or default under any Company Contract;

(iv) to the Seller’s Knowledge, none of the Seller or any of its Affiliates is in breach or default of any Company Contract to which it is a party, and no event has occurred that, with notice or lapse of time, would constitute a breach or default by any such party under any such Company Contract; and

(v) to the Seller’s Knowledge, none of Seller or any of its Affiliates and no other party to any Company Contract has repudiated any provision of any Company Contract.

(l) Permits. To the Seller’s Knowledge, the Company possesses all Permits necessary for the continued ownership, use and lawful operation of the Company consistent in all material respects with the recent past practices of the Company. To the Seller’s Knowledge, the Company is not in default and no condition exists that, with notice or lapse of time or both, would constitute a default under any Permits, except such defaults or conditions that would not, individually or in the aggregate, result in a Company Material Adverse Effect.

(m) Litigation. To the Seller’s Knowledge, Schedule 4(m) sets forth each instance in which any of the Company Assets or the Company (A) is subject to any outstanding injunction, judgment, decree, ruling or charge or (B) is the subject of any action, suit, proceeding, hearing or investigation of, in or before any court or quasi-judicial or administrative agency of any federal, state, local or foreign jurisdiction, or is the subject of any pending or threatened claim, demand or notice of violation or liability from any Person. To the Seller’s Knowledge, there is not currently any basis for any present or future injunction, judgment, order, decree, ruling, charge or action, suit or proceeding, hearing or investigation of, in or before any Governmental Authority, against the Seller or the Company giving rise to any Obligation to which the Company would be subject.

(n) Environmental Matters. Except as set forth in Schedule 4(n), to the Seller’s Knowledge:

(i) except to the extent it would not, individually or in the aggregate, reasonably be expected to constitute a Company Material Adverse Effect, the Company has been in compliance with all applicable Environmental Requirements.

(ii) except to the extent it would not, individually or in the aggregate, reasonably be expected to constitute a Company Material Adverse Effect, (A) since January 1, 2009, the Company has obtained, has complied with and is in compliance with all Permits and has made all filings, paid all fees and maintained all material information, documentation and records, as necessary under applicable Environmental Requirements for owning, occupying and/or operating the tangible Company Assets, and (B) all such Permits remain in full force and effect, and the transactions contemplated pursuant to this Agreement will not affect them.

(iii) there are no pending or threatened claims, demands, orders, actions, administrative proceedings, including any government investigations or mandatory information requests, or lawsuits against the Company or its Affiliates under any applicable Environmental Requirements with respect to the Company Assets or the Company, and the Company is not, and the Company Assets are not, subject to any outstanding injunction, judgment, order, decree or ruling under any applicable Environmental Requirements.

(iv) none of the Seller or any of its Affiliates has received any written notice that it is or may be a potentially responsible party under any applicable Environmental Requirements in connection with any site actually or allegedly containing or used for the treatment, storage or disposal or otherwise subject to a release or threatened release of Hazardous Substances relating to any of the Company Assets or the Company.

(v) there has been no release of Hazardous Substances by the Company or any other Person at, on, under, migrating to or from any of the Company Assets currently or formerly owned or leased by the Company or its predecessors (and no such facility is contaminated by any Hazardous Substance), which could reasonably be expected to result in any of the Company or its predecessors being subject to liability; and since January 1, 2009, all Hazardous Substances generated, transported, handled, stored, treated or disposed of by, in connection with or as a result of the operation of the Company or the conduct of the business of the Company, have been transported only by carriers maintaining valid authorizations under applicable Environmental Requirements and treated, stored, disposed of or otherwise handled only at facilities maintaining valid authorizations under applicable Environmental Requirements and such carriers and facilities (A) have been and are operating in compliance with such authorizations and (B) are not the subject of any existing, pending or threatened action, investigation or inquiry by any Governmental Authority or other Person in connection with any applicable Environmental Requirements.

(vi) no condition exists with respect to any facility owned by the Company or with respect to any equipment owned or operated by the Company that is reasonably expected to be a violation of any Environmental Requirement.

(vii) none of the following exists at any of the Company Assets: (i) under or above-ground storage tanks, (ii) asbestos containing material in any form or condition, (iii) materials or equipment containing polychlorinated biphenyls, or (iv) landfills, surface impoundments, or disposal areas.

(o) Company Financial Statements.

(i) Schedule 4(o) sets forth the Company Financial Statements.

(ii) To the Knowledge of the Seller, except as set forth in Schedule 4(o): (A) the Company Financial Statements were prepared in accordance with FERC Accounting Principles, applied on a consistent basis throughout the periods covered thereby (except as expressly set forth therein, except for the absence of footnotes and, in the Company Interim Financial Statements, normal year-end adjustments) and fairly present, in all material respects, the consolidated financial position and income, cash flows, and owners’ equity associated with the ownership and operation of the relevant Person as of the dates and for the periods indicated; (B) such Company Financial Statements do not omit to state any liability required to be stated therein in accordance with FERC Accounting Principles (except as expressly set forth therein, except for the absence of footnotes and, in the Company Interim Financial Statements, normal year-end adjustments); (C) the relevant Person has no lease Obligations or contingent liabilities that are not disclosed in the Company Year-End Financial Statements that, if the Company Interim Financial Statements had contained footnotes, would have been required by FERC Accounting Principles to have been disclosed or reflected in such footnotes; and (D) no relevant Person has any Obligations that would be required under FERC Accounting Principles to be presented in its financial statements, except for (x) Obligations included in the Financial Statements and not heretofore paid or discharged, (y) Obligations that have arisen after the last day included in the Company Interim Financial Statements in the Ordinary Course of Business, and (z) other Obligations that have arisen after such date that, individually or in the aggregate, are not material and are of the same character and nature as the Obligations included in the Company Financial Statements.

(p) Encumbrances for Borrowed Money. To the Seller’s Knowledge, except as set forth on Schedule 4(p), there are no borrowings, loan agreements, promissory notes, pledges, mortgages, guaranties, capital leases or other similar Obligations (direct or indirect) that are secured by or constitute an Encumbrance on any Company Asset.

(q) Employees. To the Seller’s Knowledge, the Company neither has nor has had any employees or any non-qualified deferred compensation plan, qualified defined contribution retirement plan, qualified defined benefit retirement plan or other fringe benefit plan or program that it maintains or to which it contributes or has contributed since January 1, 2008.

(r) Seller Entity Status. The Company is not an employee benefit plan or other organization exempt from taxation pursuant to Section 501(a) of the Code, a non-resident alien, a foreign corporation or other foreign Person, or a regulated investment company within the meaning of Section 851 of the Code.

(s) No Other Representations or Warranties. Except as and to the extent set forth in this Agreement, the Seller makes no representations or warranties whatsoever to the Buyer and hereby disclaims all liability and responsibility for any representation, warranty, statement, or information made, communicated, or furnished (orally or in writing) to the Buyer or its representatives (including any opinion, information, projection, or advice that may have been or may be provided to the Buyer by any director, officer, employee, agent, consultant, or representative of the Seller or any of its Affiliates). WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, EXCEPT AS SPECIFICALLY SET FORTH IN THIS ARTICLE 4, THE SELLER IS MAKING NO REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER RELATING TO THE COMPANY, THE COMPANY ASSETS OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS, INCLUDING ANY IMPLIED WARRANTY AS TO TITLE, CONDITION (INCLUDING ANY ENVIRONMENTAL CONDITION), MERCHANTABILITY, PERFORMANCE, FITNESS (BOTH GENERALLY AND FOR ANY PARTICULAR PURPOSE) OR OTHERWISE (WHICH WARRANTIES THE SELLER HEREBY EXPRESSLY DISCLAIMS), OR WITH RESPECT TO ANY PROJECTIONS, ESTIMATES, OR BUDGETS DELIVERED TO OR MADE AVAILABLE TO THE BUYER RELATING TO FUTURE FINANCIAL RESERVES, FUTURE REVENUES, FUTURE RESULTS OF OPERATIONS (OR ANY COMPONENT THEREOF), FUTURE CASH FLOWS, OR FUTURE FINANCIAL CONDITION (OR ANY COMPONENT THEREOF) OF THE COMPANY.

5. Pre-Closing Covenants. The Parties agree as follows with respect to the period between the date of this Agreement and the Closing:

(a) General. The Buyer shall use commercially reasonable efforts to take all action and to do all things necessary, proper or advisable in order to consummate and make effective the transactions contemplated by this Agreement, including satisfying the Seller’s conditions to closing in Section 7(c). The Seller shall (and shall cause the Company to) use commercially reasonable efforts to take all action and to do all things necessary, proper or advisable in order to consummate and make effective the transactions contemplated by this Agreement, including satisfying the Buyer’s conditions to closing in Section 7(b).

(b) Notices, Consents and Audited Financial Statements.

(i) The Seller shall (and shall cause the Company to) give any notices to, make any filings with, and use its commercially reasonable best efforts to obtain any authorizations, consents and approvals of Governmental Authorities and third parties that are required in connection with the matters referred to in Sections 4(b) and 4(c) including the corresponding Schedules. Each of the Buyer and the Seller shall give the other Party prompt notice of the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which would be reasonably likely to (A) cause a breach of any of the representations, warranties or covenants of such Party under this Agreement or (B) cause any of the conditions of the other Party to consummate the transactions contemplated by this Agreement not to be satisfied. If the Buyer has a right to terminate this Agreement pursuant to Section 10(a)(ii)(A), without taking into consideration any new information provided by the Seller pursuant to this Section 5(b) (the “New Seller Information”) for purposes of qualifying any of the representations and warranties of the Seller set forth in this Agreement, but the Buyer elects to proceed with the Closing, then each of the applicable Schedules shall be deemed to have been amended to include the New Seller Information, the New Seller Information shall be deemed to be waived by the Buyer and the Buyer shall not be entitled to make a claim thereon under this Agreement. If the Seller has a right to terminate this Agreement pursuant to Section 10(a)(iii)(A), without taking into consideration any new information provided by the Buyer pursuant to this Section 5(b) (the “New Buyer Information”) for purposes of qualifying any of the representations and warranties of the Buyer set forth in this Agreement, but the Seller elects to proceed with the Closing, then each of the applicable Schedules shall be deemed to have been amended to include the New Buyer Information, the New Buyer Information shall be deemed to be waived by the Seller and the Seller shall not be entitled to make a claim thereon under this Agreement.

(ii) The Seller agrees to provide reasonable access to its and its Affiliates’ books and records and its and its Affiliates’ appropriate officers, employees and other agents to allow the Buyer or the Buyer’s representative to prepare and an outside auditing firm selected by the Buyer to audit (at the Buyer’s expense) any information required to be filed with or furnished to the SEC by the Buyer pursuant to applicable securities Laws, including (A) audited financial statements of the Company for the fiscal years ended December 31, 2008, 2009 and 2010, including balance sheets as of December 31, 2008, 2009 and 2010 and statements of income, statements of partner’s capital and statements of cash flow for each of the three years ending December 31, 2008, 2009 and 2010, and (B) unaudited comparative interim financial statements as of and for the nine-month period ended September 30, 2011, and the comparable nine-month period in 2010. The Seller agrees to provide reasonable access to its and its Affiliates’ books and records and its and its Affiliates’ appropriate officers, employees and other agents to allow the Buyer or the Buyer’s representative to (C) prepare any information required to be filed with the U.S. Federal Energy Regulatory Commission or any other Governmental Authority pursuant to applicable Laws or (D) obtain any Permits issued by the U.S. Federal Energy Regulatory Commission or any other Governmental Authority that are necessary, proper or advisable for the ownership or operation of the Company or the Company Assets. The Buyer shall pay and/or reimburse the Seller and the Company for all reasonable costs incurred by such parties pursuant to or in accordance with this Section 5(b).

(c) Operation of the Company. Except as expressly contemplated by this Agreement or as contemplated by Schedule 5(c), the Seller will cause the Company not to engage in any practice, take any action or enter into any transaction outside the Ordinary Course of Business without the prior consent of the Buyer (which consent shall not be unreasonably withheld or delayed). Subject to compliance with applicable Law, the Seller will confer on a regular and frequent basis (generally expected to be at least twice per month) with one or more representatives of the Buyer to report on operational matters and the general status of the Company and its operations and will promptly provide to the Buyer or its representatives copies of all filings it makes with respect to the Company with any Governmental Authority during such period. Without limiting the generality of the foregoing, without the consent of the Buyer (which consent, if requested by the Seller, shall not be unreasonably withheld or delayed), during the period commencing on the date of this Agreement and continuing to the Closing Date, except as expressly contemplated by this Agreement or by Schedule 5(c), the Seller shall cause the Company not to do or agree to do any of the following:

(i) sell, lease or otherwise dispose of any of its property or assets, in each case, other than sales of services in the Ordinary Course of Business and dispositions of obsolete, damaged or defective parts, supplies or inventory;

(ii) acquire (including by merger, consolidation or acquisition of Equity Interest or assets) any Person, make an investment in or a loan to any Person (other than loans to employees in amounts not to exceed in the aggregate outstanding amount $1.0 million and advances of credit to customers in the Ordinary Course of Business), or acquire (including by making capital expenditures or leasing (other than leases of equipment made in the Ordinary Course of Business)) any assets with an aggregate value in excess of $1.0 million;

(iii) enter into any joint venture, partnership or similar arrangement;

(iv) incur or issue any Indebtedness or debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the Obligations of any Person, or make any loans or advances, or delay or postpone beyond the applicable due date the payment of accounts payable or other liabilities other than (A) endorsements of checks for deposit, (B) causing the issuance of letters of credit, performance bonds and similar Obligations in the Ordinary Course of Business consistent with past practice, (C) capital lease Obligations that do not exceed $1.0 million, individually or in the aggregate, and (D) repayments, in whole or in part, of working capital borrowings outside the Ordinary Course of Business;

(v) cause or allow any part of the Company Assets to become subject to an Encumbrance, except for Permitted Encumbrances and other Encumbrances identified in Schedule 4(e)(i);

(vi) issue, sell, pledge, dispose of, grant, encumber or authorize the issuance, sale, pledge, disposition, grant, repurchase, redemption or encumbrance of any Equity Interest in the Company or any Commitments with respect to any Equity Interest in the Company or declare, set aside or make any distributions or dividends in respect of any such Equity Interest except distributions of cash in the Ordinary Course of Business and dividends or distributions of the proceeds from the sales of ECam and South Pass in accordance with the exercise of the Interest Exclusion Option to the extent such amounts are excluded from Working Capital (Actual); provided, however, that an amount equal to any such distribution actually received by the Seller after the Deemed Closing Date and before the Closing Date shall constitute a Purchase Price Decrease (but only to the extent such distribution is not reflected in the Working Capital Adjustment);

(vii) enter into, amend (or waive any right under) in any material respect, or terminate before the expiration of the term thereof, any material Company Contract other than to the extent any such contract terminates in accordance with its terms;

(viii) allow any Permits to terminate or lapse other than expirations in accordance with their terms, in which case the Company shall use their commercially reasonable efforts to obtain an extension or replacement of such expired Permit;

(ix) cancel or compromise any debt or claim, or settle any action, litigation, complaint, rate filing or administrative proceeding involving payment by the Company or to the Company, where the terms of all such settlements, cancellations or compromises adversely impact the Company after such settlement or agreement;

(x) except as required by applicable Law, make, change or revoke any Tax election relevant to the Company or any Company Assets;

(xi) change any accounting practices in any material respect with the exception of any changes in accounting methodologies that have already been agreed upon by the Company’s Equity Interest holders, consistent with its Organizational Documents;

(xii) amend the Company’s Organizational Documents;

(xiii) utilize any Company Asset for any purpose other than in connection with the business of the Company as currently conducted; and

(xiv) enter into any contract, agreement or commitment to do any of the foregoing.

(d) Exclusivity.

(i) The Seller will not (and will not permit any director, officer, or other agent of the Seller or any of its Affiliates to) directly or indirectly (A) enter into any agreements, understandings or negotiations with, or solicit, initiate or encourage any inquiries, proposals or offers from, any person other than the Buyer relating to any acquisition or purchase (directly or indirectly, including through any lease, contract, equity sale, including a merger or other change of control or otherwise (other than the types of dispositions covered by Section 5(c) that do not require the Buyer’s consent)) of any of the Equity Interest in the Company or any entity that indirectly owns (of record or beneficially) any such Equity Interest or (B) participate in any discussions or negotiations regarding, furnish any data or information with respect to, assist or participate in, or facilitate in any other manner any effort or attempt by any Person to do or seek any of the foregoing; provided, however, that this Section 5(d) shall not prohibit (X) the sale of the Equity Interest in any entity that owns (of record or beneficially) the entity that owns any of the Equity Interest in the Company or (Y) any merger, consolidation or business combination of any such entity unless, in the case of both (X) and (Y), the primary purpose of such transaction is to avoid the application of this Section 5(d). The Seller will use commercially reasonable efforts to cause its financial advisors and other representatives not to do any of the foregoing. Notwithstanding anything to the contrary set forth above, nothing set forth in this Section 5(d) will prohibit the Seller from continuing to pursue the Interest Exclusion Option.

(ii) The Seller will promptly notify the Buyer if any Person makes any proposal or offer with respect to any of the foregoing and, with respect to any of the foregoing during the term of this Agreement shall specify in such notice the terms of any such proposal or offer.

(iii) The Seller represents, warrants, and covenants that, except as contemplated hereby, (A) there are no pending agreements or understandings with respect to the sale or exchange of the Company or any portions thereof (directly or indirectly) (other than sales of inventory or immaterial portions of any Company Assets in the ordinary course) and (B) immediately upon the date of this Agreement, all pending negotiations or discussions with any other Persons with respect thereto will be terminated.

(e) Reasonable Access. Unless prohibited by Law, the Seller shall permit, and shall cause the Company to permit, representatives of the Buyer to have reasonable access at reasonable times, and in a manner so as not to interfere with the normal business operations of the Seller or the Company and their Affiliates, to all premises, properties, personnel, books, records (including Tax Records), contracts and documents of or pertaining to the Company.

(f) Periodic Information. The Seller shall deliver to Buyer, when available, monthly financial and operating information, attributable to the Company, and all other such information related thereto to the extent historically prepared in the Ordinary Course of Business.

(g) Insurance. The Seller shall cause all Company Insurance Policies in effect as of the date of this Agreement to remain in full force and effect or to be renewed and maintained in full force and effect through (but not after) the Closing Date. The Seller shall not take any action to release any insurer with respect to claims related to the Assigned Equity Interest made under any such Company Insurance Policy before the Closing Date.

(h) Termination of Certain Affiliate Contracts and the Service Agreements. Prior to the Closing, the Seller shall terminate or cause the termination of (i) each Company Contract to which the Seller or any of its Affiliates (other than the Company) on the one hand and the Company on the other hand is a party, except such Company Contracts as the Buyer and the Seller or the applicable Affiliate of the Seller that is a party thereto may agree prior to the Closing to keep in force and effect after the Closing, and (ii) the Service Agreements. Such terminations shall be at no cost or expense to the Buyer or the Company. All accounts receivable and accounts payable related thereto shall be paid at the Closing; provided that the Seller shall have the right to receive from (and the obligation to pay to) MPC all amounts related to the Service Agreements which are excluded from the definition of Working Capital.

(i) Release of Liens and Encumbrances. Prior to or contemporaneously with the Closing, the Seller shall obtain releases of any Encumbrances, other than Permitted Encumbrances and Permitted Equity Interest Encumbrances, on the Equity Interest and any of the Company Assets, without any post-Closing liability or expense to the Buyer or the Company, and shall provide proof of such releases and payment in full in a form reasonably acceptable to the Buyer at the Closing, subject to the provisions of Article 9.

(j) Permitted Equity Interest Encumbrances. Notwithstanding any other provision of this Agreement, the Seller shall be responsible for and promptly pay when due all Obligations secured by any Permitted Equity Interest Encumbrances and relating to, arising from or otherwise attributable to facts, circumstances or events occurring prior to the Closing.

6. Post-Closing Covenants. The Parties agree as follows:

(a) General. In case at any time after the Closing any further action is necessary to carry out the purposes of this Agreement, each of the Parties shall take such further action (including the execution and delivery of such further instruments and documents) as the other Party reasonably may request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefor under Article 8).

(b) Assignment of Certain Claims. The Seller shall, upon the Buyer’s request, assign or cause the assignment to the Buyer (or the Buyer’s designee) of any and all actions, suits, proceedings, claims or demands of the types set forth below by (or through) the Seller or any of its Affiliates against the Company, to the extent such actions, suits, proceedings, claims or demands arise from or relate to the Seller’s (or one of its Affiliate’s) capacity as the owner of the Assigned Equity Interest. Notwithstanding the foregoing, this Section 6(b) shall not apply to any claims by (or through) the Seller or any of its Affiliates for contribution or indemnification against the Company relating to any third-party claims.

(c) Delivery and Retention of Records. Within forty-five (45) days after the Closing Date, the Seller shall deliver or cause to be delivered to the Buyer, copies of Tax Records that are relevant to Post-Closing Tax Periods and copies of all other files, books, records, information and data relating to the Company (other than Tax Records) that are in the possession or control of the Seller and material to the ownership of the Assigned Equity Interest; provided that such access shall not be construed to require the disclosure of records that would cause the waiver of any attorney-client, work product or like privilege; provided, further, that in the event of any litigation nothing herein shall limit any Party’s rights of discovery under applicable Law.

(d) Post-Closing Collection Matters. At any time after the Closing that the Seller receives any payment related to the Company which is due to the Buyer, the Seller will promptly remit such payment to the Buyer for the benefit of the Buyer. At any time after the Closing that the Buyer receives any remittance from any account debtors with respect to the Company which is due to the Seller under the terms of this Agreement or the other Transaction Agreements, the Buyer will endorse such remittance to the order of the Seller and forward it to the Seller promptly upon receipt.

(e) Cease of Use of Marathon Name. Subject to Section 6(f), concurrently with the Closing, the Buyer shall cause the Company to change its name to delete any reference to “Marathon” and shall take such actions as are necessary to consummate such name change, including filing a certificate of amendment to the certificate of formation (or other comparable Organizational Documents) of the Company with the Secretary of State of the State of Delaware. As soon as reasonably practical, but in any event, within forty-five (45) days, following the Closing, and subject to Section 6(f), the Buyer shall cause the Company to take all such actions as are necessary to (i) amend the qualification of the Company in all applicable jurisdictions to reflect the change of name and (ii) cease the use of the name “Marathon” in connection with the business of the Company or the operations of any of its assets. Until all uses by the Company of the name “Marathon” have ceased, the Buyer will cause the Company to maintain the quality of the services it provides at a level at least equal to the quality level at which such services are provided as of the date hereof. The grant of rights above is not intended to be, and will not be construed as, an assignment, in whole or in part, of any rights of the Seller with respect to “Marathon” or any other marks. The Buyer acknowledges and agrees that the Seller would not have an adequate remedy at law for the breach or threatened breach by the Buyer of the covenants and agreements set forth in this Section 6(e) and, accordingly, the Buyer further acknowledges and agrees that the Seller shall, in addition to the other remedies which may be available to it hereunder, be entitled to specific performance and injunctive relief to enjoin the Buyer from any such breach or threatened breach, without showing any actual damage or that monetary damages would not provide an adequate remedy and without any bond or other security being required from the Seller. The Buyer agrees to indemnify and hold the Seller and its Affiliates harmless against any action, claims, damages, injuries, losses, costs and expenses, including reasonable attorneys’ fees and disbursements, arising from or claimed to arise from the operation of the business or assets of the Company under the “Marathon” name or other continued use of “Marathon,” as allowed hereunder (such indemnification to be without regard to any of the limitations set forth in Article 8). The Parties intend, and hereby agree, that all goodwill and any other rights resulting from the use of “Marathon” by the Company will at all times inure to the benefit of the Seller.

(f) BOEM and BSEE Matters. After the Closing, the Buyer shall promptly file for approval by BOEM the necessary documents in order to reflect the change in ownership of the Equity Interests of the Company from the Seller to the Buyer (and the Buyer shall take such other action as may be necessary to obtain such approval from BOEM), and the Seller shall cooperate in taking any action as may be necessary and reasonable in order for BOEM to recognize such change in the ownership of the Equity Interests of the Company. Notwithstanding anything herein to the contrary, the Seller acknowledges that (i) no delay by the BOEM in the approval of any name change with respect to the Company (including as required by Section 6(e)) or (ii) the Company’s continued use of its current name in all filings with the BOEM and BSEE until such approval has been obtained shall constitute a breach of the Buyer’s obligations under this Agreement. To the extent required by any Governmental Authority or any applicable Law, after the Closing the Buyer will cause the Company to maintain right-of-way bonds or any other surety bonds as may be required by, and in accordance with, all Laws governing the ownership and operation of the federal Outer Continental Shelf rights-of-way relating to (x) the Eugene Island Pipeline System, the Eugene Island System, and the Vermillion System, and (y) if the Interest Exclusion Option is not exercised with respect thereto, ECam and South Pass. The Buyer acknowledges that any and all bonds, letters of credit, indemnities and guarantees posted by the Seller or any of its Affiliates (other than the Company) with Governmental Authorities and relating to any of the assets or operations of the Company (the “Existing Surety Instruments”) shall not inure to the benefit of the Company or any of its Affiliates after the Closing or be transferred to the Buyer, the Company or any of their Affiliates after the Closing and (ii) agrees to promptly reimburse the Seller or its applicable Affiliate in cash, in full, in the event of any draw, call or other event giving rise to any payment obligation on the part of the Seller or any of its Affiliates or any of their respective surety’s or other institutions with respect to any of the Existing Surety Instruments relating to the federal Outer Continental Shelf rights-of-way relating to (x) the Eugene Island Pipeline System, the Eugene Island System, and the Vermillion System, and (y) if the Interest Exclusion Option is not exercised with respect thereto, ECam and South Pass, will not inure to the benefit of the Company after Closing, or be transferred to the Buyer, in each case for so long as such Existing Surety Instruments remain outstanding and in effect.

7. Conditions to Obligation to Close.

(a) Conditions to the Obligations of Both Parties. The respective obligations of the Buyer and the Seller to consummate the transactions contemplated by this Agreement is subject to the satisfaction at or prior to the Closing of the following condition:

(i) there must not be any pending or threatened injunction, judgment, order, decree, ruling or charge in effect preventing consummation of any of the transactions contemplated by this Agreement or any suit or action pending or threatened by a Governmental Authority to enjoin the consummation of any of the transactions contemplated by this Agreement.

(b) Conditions to Obligation of the Buyer. The obligation of the Buyer to consummate the transactions contemplated by this Agreement is subject to satisfaction of the following conditions:

(i) the representations and warranties of the Seller contained in this Agreement, including Article 4, must be true and correct in all respects (without giving effect to any qualification as to materiality (other than qualifications using the words “materially affect the Seller’s ability to consummate the transactions contemplated by this Agreement”) or Company Material Adverse Effect) as of the date of this Agreement and as of the Closing (except for those which refer to another specific date, which must be true and correct as of such date), except to the extent such inaccuracies, violations or breaches would not, individually or in the aggregate, result in a Company Material Adverse Effect or materially affect the Seller’s ability to consummate the transactions contemplated by this Agreement;

(ii) the Seller must have performed and complied in all material respects with each of its covenants hereunder through the Closing;

(iii) the Seller must have timely delivered all items required to be delivered at Closing pursuant to Section 2(e);

(iv) the Seller must have obtained all consents set forth on Schedule 7(b)(iv) (collectively, the “Seller Required Consents”), in form reasonably acceptable to the Buyer; and

(v) the closing of the transactions contemplated under the Poseidon PSA must be completed concurrently with the Closing, as such transactions may be modified pursuant to the terms of such agreement.

The Buyer may waive any condition specified in this Section 7(b) if it executes and delivers to the Seller a writing so stating at or before the Closing.

(c) Conditions to Obligation of the Seller. The obligation of the Seller to consummate the transactions contemplated by this Agreement is subject to satisfaction of the following conditions:

(i) the representations and warranties of the Buyer contained in this Agreement, including Article 3, must be true and correct in all respects as of the date of this Agreement and as of the Closing;

(ii) the Buyer must have performed and complied in all material respects with each of its covenants hereunder through the Closing;

(iii) the Buyer must have timely delivered all items required to be delivered at Closing pursuant to Section 2(f);

(iv) the Buyer must have obtained all consents set forth on Schedule 7(c)(iv) (collectively, the “Buyer Required Consents”) in form reasonably acceptable to the Seller;

(v) concurrently with or prior to the time of the Closing, the Buyer (or such Affiliate of the Buyer or a third party as shall be designated as the “operator” of the Company Assets under applicable Law) shall have satisfied all oil spill financial responsibility requirements under applicable Law, shall have demonstrated evidence of Oil Spill Financial Responsibility acceptable to BOEM, shall have an oil spill response plan in place and shall have provided the certification required by 30 C.F.R. § 254.2, and shall otherwise have satisfied all other applicable requirements of BOEM and BSEE; and

(vi) the closing of the transactions contemplated under the Odyssey PSA and the Poseidon PSA must be completed concurrently with the Closing, as such transactions may be modified pursuant to the terms of such agreements; provided, however, that this condition shall be deemed to have been met with respect to either or both of the Odyssey PSA and the Poseidon PSA if there is an exercise of the Odyssey ROFR Provisions (as defined in the Odyssey PSA) or the Poseidon ROFR Provisions (as defined in the Poseidon PSA) prior to the Closing; provided, further, that this condition shall be deemed to be satisfied with respect to either or both of the Odyssey PSA and the Poseidon PSA, as applicable, if the transactions contemplated thereby fail to close for any reason other than a breach by the Buyer of its representations, warranties, covenants or obligations under either such agreement.

The Seller may waive any condition specified in this Section 7(c) if it executes and delivers to the Buyer a writing so stating at or before the Closing.

8. Remedies for Breaches of this Agreement.

(a) Survival of Representations and Warranties.

(i) Except to the extent provided to the contrary in Sections 8(a)(ii) and (iii), none of the representations and warranties of Parties contained in this Agreement shall survive the Closing and shall have no further force or effect following the Closing.

(ii) The representations and warranties of (A) the Buyer contained in Section 3(a) and (B) the Seller contained in Section 4(a) shall survive the Closing for a period of twelve (12) months after the Closing Date, whereupon they shall have no further force or effect, except with respect to any claim for indemnification made pursuant to the provisions of this Article 8 prior to the end of such survival period.

(iii) The representations and warranties of (A) the Buyer contained in Sections 3(b) (Authorization of Transaction) and 3(d) (Brokers) and (B) the Seller contained in Sections 4(b) (Authorization of Transaction), 4(c) (Noncontravention), 4(d) (Brokers), 4(f) (Capitalization) and 4(j) (Tax) shall survive the Closing until the 30th day after the expiration of the statute of limitations applicable to the underlying matter giving rise to that claim, whereupon they shall have no further force or effect, except with respect to any claim for indemnification made pursuant to the provisions of this Article 8 prior to the end of the applicable survival period.

(iv) The covenants and similar obligations of the Parties contained in this Agreement shall survive the Closing in accordance with their terms.

(b) Indemnification Provisions for Benefit of the Buyer.

(i) In the event of: (x) any inaccuracy, violation or breach in any representation or warranty contained in Article 4 and referred to in Section 8(a)(ii) or (iii) and (y) the Buyer Indemnitees make a written claim for indemnification against the Seller pursuant to Section 11(g) within the applicable survival period pursuant to Section 8(a), then from and after Closing, the Seller agrees to indemnify and hold harmless the Buyer Indemnitees from and against any Adverse Consequences suffered by the Buyer Indemnitees to the extent arising from such inaccuracy, violation or breach; provided that the Seller shall not have any obligation to indemnify the Buyer Indemnitees from any such individual inaccuracy, violation or breach until the Buyer Indemnitees have suffered Adverse Consequences in excess of $100,000 (the “Claim Threshold”), at which time the Buyer Indemnitees shall be entitled to receive the entire amount of such Adverse Consequences in respect of such indemnification claim (including the portion not in excess of the Claim Threshold) (such indemnification claim, a “Qualifying Buyer Indemnity Claim”), subject to the remaining provisions of this Article 8; provided, further, that the Seller shall not have any obligation to indemnify the Buyer Indemnitees from any Qualifying Buyer Indemnity Claim until the Buyer Indemnitees, in the aggregate, have suffered Adverse Consequences by reason of the sum of all such Qualifying Buyer Indemnity Claims in excess of an aggregate deductible amount equal to $450,000 (the “Deductible”), at which point the Seller shall be obligated to indemnify the Buyer Indemnitees from and against all Adverse Consequences in respect of all Qualifying Buyer Indemnity Claims exceeding the Deductible, subject to the other provisions of this Article 8.

(ii) In the event of: (x) any breach of the Seller’s covenants in this Agreement, and (y) the Buyer Indemnitees make a written claim for indemnification against the Seller pursuant to Section 11(g) within the applicable survival period pursuant to Section 8(a), then from and after the Closing, the Seller agrees to indemnify the Buyer Indemnitees from and against any Adverse Consequences suffered by the Buyer Indemnitees to the extent relating to or arising from such inaccuracy, violation or breach, subject to the other provisions of this Article 8.

(iii) In determining the scope of the Seller’s indemnification obligations under this Section 8(b), any qualification as to Company Material Adverse Effect shall be disregarded and the entire amount of the Adverse Consequences suffered by the applicable Buyer Indemnitees shall be included in the calculation of the amount of Adverse Consequences to which such Buyer Indemnitees shall be entitled to indemnification; provided, however, that such qualifications as to Company Material Adverse Effect shall apply for purposes of determining whether there has been a breach in the first place.

(iv) From and after the Closing, the Seller shall release the Buyer Indemnitees (or, to the extent any such Obligations may be owed to any Affiliates of the Seller, shall cause such Affiliates of the Seller to release the Buyer Indemnities) and the Seller shall indemnify and hold harmless the Buyer Indemnitees against any and all Obligations, liabilities, expenses, costs and Adverse Consequences arising from or relating to the Specified Obligations.

(v) To the extent any Buyer Indemnitee becomes liable to, and is ordered to and does pay to any third party that is not a Buyer Indemnitee, punitive, exemplary, treble, special or consequential damages caused by any matter for which such Buyer Indemnitee is entitled to be indemnified under this Section 8(b), then such punitive, exemplary, treble, special, indirect, incidental or consequential damages shall be deemed actual damages to such Buyer Indemnitee and included within the definition of Adverse Consequences for purposes of this Article 8. Except to the extent specified in the immediately preceding sentence with respect to Third Party Claims, the Seller shall not be liable to any Buyer Indemnitee for any punitive, exemplary, treble, special, indirect, incidental or consequential damages (including any loss of earnings or profits).

(vi) Notwithstanding anything in this Agreement to the contrary, in no event shall the Seller ever be required to indemnify the Buyer Indemnitees for Adverse Consequences under: (i) Section 8(b)(i) in an amount exceeding, in the aggregate, $2.25 million; (ii) Section 8(b)(iv) with respect to Discontinued Operations in an amount exceeding, in the aggregate, $25.0 million; or (iii) any and all provisions of this Agreement other than Section 8(b)(iv) in an amount exceeding, in the aggregate, the Purchase Price.

(vii) No claim for indemnification may be asserted or commenced against the Seller pursuant to this Section 8(b) unless written notice of such claim is received by the Seller describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim on or prior to the date on which the representation, warranty or covenant on which such claim is based ceases to survive as set forth in Section 8(a).

(viii) No claim for a breach of representation or warranty under Section 8(b)(i) may be asserted or commenced by any Buyer Indemnitee against the Seller to the extent arising out of, resulting from or relating to any breach of any representation or warranty of which the Buyer had Knowledge on or prior to the Closing Date unless the Buyer was otherwise obligated to Close pursuant to the terms of this Agreement.

(c) Indemnification Provisions for the Benefit of the Seller.

(i) In the event of: (x) any inaccuracy, violation or breach in any representation or warranty contained in Article 3 and referred to in Section 8(a)(ii) or (iii); and (y) the Seller Indemnitees make a written claim for indemnification against the Buyer pursuant to Section 11(g) within the applicable survival period pursuant to Section 8(a), then from and after the Closing the Buyer agrees to indemnify and hold harmless the Seller Indemnitees from and against any Adverse Consequences suffered by the Seller Indemnitees to the extent arising from such inaccuracy, violation or breach; that the Buyer shall not have any obligation to indemnify the Seller Indemnitees from any such individual inaccuracy, violation or breach until the Seller Indemnitees have suffered Adverse Consequences in excess of the Claim Threshold, at which time the Buyer Indemnitees shall be entitled to receive the entire amount of such Adverse Consequences in respect of such indemnification claim (including the portion not in excess of the Claim Threshold) (such indemnification claim, a “Qualifying Seller Indemnity Claim”), subject to the remaining provisions of this Article 8; provided, further, that the Buyer shall not have any obligation to indemnify the Seller Indemnitees from any such Qualifying Seller Indemnity Claim until the Seller Indemnitees, in the aggregate, have suffered Adverse Consequences by reason of the sum of all such Qualifying Seller Indemnity Claims in excess of the Deductible, at which point the Buyer shall be obligated to indemnify the Seller Indemnitees from and against all Adverse Consequences in respect of all Qualifying Seller Indemnity Claims exceeding the Deductible, subject to the other provisions of this Article 8.

(ii) In the event of: (x) any breach of the Buyer’s covenants in this Agreement, and (y) the Seller Indemnitees make a written claim for indemnification against the Buyer pursuant to Section 11(g) within the applicable survival period pursuant to Section 8(a), then from and after the Closing, the Buyer agrees to indemnify the Seller Indemnitees from and against any Adverse Consequences suffered by the Seller Indemnitees to the extent relating to or arising from such inaccuracy, violation or breach, subject to the other provisions of this Article 8.

(iii) The Buyer shall release (or cause to be released), indemnify, and hold harmless the Seller Indemnitees against any and all Obligations, liabilities, expenses, costs and Adverse Consequences relating to the Company’s operatorship and abandonment obligations relating to (x) the Eugene Island Pipeline System, the Eugene Island System, and the Vermillion System, and (y) if the Interest Exclusion Option is not exercised with respect thereto, ECam and South Pass.

(iv) To the extent any Seller Indemnitee becomes liable to, and is ordered to and does pay to any third party that is not a Seller Indemnitee, punitive, exemplary, treble, special or consequential damages caused by any matter for which such Seller Indemnitee is entitled to be indemnified under this Section 8(c), then such punitive, exemplary, treble, special, indirect, incidental or consequential damages shall be deemed actual damages to such Seller Indemnitee and included within the definition of Adverse Consequences for purposes of this Article 8. Except to the extent specified in the immediately preceding sentence with respect to Third Party Claims, the Buyer shall not be liable to any Seller Indemnitee for any punitive, exemplary, treble, special, indirect, incidental or consequential damages (including any loss of earnings or profits).

(v) Notwithstanding anything in this Agreement to the contrary, in no event shall the Buyer ever be required to indemnify the Seller Indemnitees for Adverse Consequences under (i) Section 8(c)(i) in an amount exceeding, in the aggregate, $2.25 million; or (ii) obligations pursuant to Article 5 in an amount exceeding, in the aggregate, the Purchase Price.

(vi) No claim for indemnification may be asserted or commenced against the Buyer pursuant to this Section 8(c) unless written notice of such claim is received by the Buyer describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim on or prior to the date on which the representation, warranty or covenant on which such claim is based ceases to survive as set forth in Section 8(a).

(vii) No claim for a breach of representation or warranty under Section 8(c)(i) may be asserted or commenced by any Seller Indemnitee against the Buyer to the extent arising out of, resulting from or relating to any breach of any representation or warranty of which the Seller had Knowledge on or prior to the Closing Date unless the Seller was otherwise obligated to Close pursuant to the terms of this Agreement.

(d) Matters Involving Third Parties.

(i) If any third party shall notify any Seller Indemnitee or Buyer Indemnitee, as the case may be (for purposes of this Section 8(d), the “Indemnified Party”), with respect to any matter (a “Third Party Claim”) that may give rise to a claim for indemnification against the indemnifying party under Section 8(b) or Section 8(c), as applicable (for purposes of this Section 8(d), the “Indemnifying Party”) under this Article 8, then the Indemnified Party shall promptly (and in any event within five (5) business days after receiving notice of the Third Party Claim) notify the Indemnifying Party thereof in a written notice stating the amount of the Adverse Consequences, if known, and method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises. Failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of any liability that it may have to the Indemnified Party, except to the extent the defense of such claim is prejudiced by the Indemnified Party’s failure to give such notice.

(ii) The Indemnifying Party shall have the right to assume and thereafter conduct the defense of the Third Party Claim with counsel of its choice reasonably satisfactory to the Indemnified Party and the Indemnifying Party shall have full control of such defense and proceedings, including any compromise or settlement thereof; provided, however, that the Indemnifying Party shall not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim which provides for or results in any payment by or Obligation of the Indemnified Party of or for any damages or other amount, any Encumbrance on any property of the Indemnified Party, any finding of responsibility or liability on the part of the Indemnified Party or any sanction or injunction of, restriction upon the conduct of any business by, or other equitable relief upon the Indemnified Party, without the prior written consent of the Indemnified Party (not to be withheld unreasonably).

(iii) Unless and until the Indemnifying Party assumes the defense of the Third Party Claim as provided in Section 8(d)(i), the Indemnified Party may defend against the Third Party Claim in any manner it reasonably may deem appropriate; provided, however, that in no event shall the Indemnified Party consent to the entry of any judgment or enter into any settlement with respect to any such Third Party Claim without the prior written consent of the Indemnifying Party, which consent shall not be withheld unreasonably.

(e) Indemnification if Negligence of Indemnitee. THE INDEMNIFICATION PROVIDED IN THIS ARTICLE 8 WILL BE APPLICABLE WHETHER OR NOT THE SOLE, JOINT OR CONTRIBUTORY NEGLIGENCE (OTHER THAN GROSS NEGLIGENCE) OF THE INDEMNIFIED PARTY IS ALLEGED OR PROVEN. THE PARTIES AGREE THE IMMEDIATELY PRECEDING SENTENCE IS COMMERCIALLY CONSPICUOUS.

(f) No Waiver of Rights or Remedies. Subject to the foregoing provisions of this Article 8, each Indemnified Party’s rights and remedies set forth in this Agreement will survive the Closing and will not be deemed waived by such Indemnified Party’s consummation of the transactions contemplated by this Agreement and will be effective regardless of any inspection or investigation conducted by or on behalf of such Indemnified Party or by its directors, officers, employees, or representatives or at any time (regardless of whether notice of such knowledge has been given to Indemnifying Party), whether before or after the date of this Agreement or the Closing Date with respect to any circumstances constituting a condition under this Agreement, unless any waiver specifically so states.

(g) Determination of Amount of Adverse Consequences. The Adverse Consequences giving rise to any indemnification obligation hereunder shall be limited to the actual loss suffered by the Indemnified Party (reduced by any insurance proceeds or other third-party payments received, realized or retained by the Indemnified Party as a result of the events giving rise to the claim for indemnification net of any expenses related to the receipt of such proceeds as well as any Tax Benefit recognized by the Indemnified Party (or the affiliated group of which it is a member) occasioned by such loss or damage). Any Indemnified Party seeking indemnity hereunder shall use commercially reasonable efforts to seek coverage (including both costs of defense and indemnity) under applicable insurance policies with respect to any such Adverse Consequences. In the event that a Buyer Indemnitee receives a payment under any insurance policy or other proceeds from a third party that would have reduced, pursuant to this Section 8(g), an indemnification payment made by a Party hereunder if such payment under such insurance policy or other third-party source had been received prior to such indemnification payment, such Indemnified Party shall refund to the applicable Party an aggregate amount that equals the net amount (taking into account any costs or expenses, including reasonable attorney’s fees, associated with submitting or otherwise making a claim for, or collecting, such payment) of the reduction that would have so resulted from its earlier receipt of such payment under such insurance policy or from such third party. The amount of the loss and the amount of the indemnity payment shall be computed by taking into account the timing of the loss or payment, as applicable, using a Prime Rate plus 2% interest or discount rate, as appropriate. Upon the request of the Indemnifying Party, the Indemnified Party shall provide the Indemnifying Party with information sufficient to allow the Indemnifying Party to calculate the amount of the indemnity payment in accordance with this Section 8(g). An Indemnified Party shall take all reasonable steps to mitigate damages in respect of any claim for which it is seeking indemnification and shall use reasonable efforts to avoid any costs or expenses associated with such claim and, if such costs and expenses cannot be avoided, to minimize the amount thereof.

(h) Tax Treatment of Indemnity Payments. The Parties hereto agree that all indemnification payments made under this Agreement, including any payment made under Article 9, shall be treated as purchase price adjustments for Tax purposes.

(i) Exclusive Post-Closing Remedy. After the Closing, the rights and remedies set forth in this Article 8 and Article 9 shall constitute the sole and exclusive rights and remedies of the Parties under or with respect to the subject matter of this Agreement except for any non-monetary, equitable relief to which any Party may be entitled, and any remedies for actual fraud.

(j) Additional Remedy Matters. To the extent any claim may be recoverable pursuant to more than one Section of this Article 8, the Indemnified Party may make such claim under any such Section in the alternative. Notwithstanding anything herein to the contrary, in the event any Party (or any other indemnitee) is entitled to a payment or other benefit under more than one provision of this Agreement arising out of or resulting from the same set of facts or circumstances and such Person has already been made whole by payment or another benefit under one of those provisions, in no event shall such Person be entitled to receive a subsequent payment or benefit under any other provision of this Agreement (i.e., such Person shall not receive more than its damages). In furtherance of the foregoing, any liability for indemnification hereunder shall be without duplication (i.e., without allowing the claiming Party (or other indemnitee) to receive more than its damages) by reason of the state of facts giving rise to such liability constituting a breach of more than one representation, warranty, covenant or agreement.

9. Tax Matters.

(a) Allocations. With respect to the taxable year that includes the Closing Date, the Seller shall be allocated, in accordance with the Organizational Documents of the Company in effect as of the Closing Date, all items of income, loss, deduction, and credit of the Company for the period prior to and including the Closing Date and the Buyer shall be allocated all remaining items of income, loss, deduction, and credit of the Company. More precisely, with respect to the sale of a portion of the Equity Interest in the Company pursuant to this Agreement, the Buyer and the Seller agree to cause the Company to elect “the closing of the books” method pursuant to the Regulations of Section 706 of the Code.

(b) Post-Closing Tax Returns. The Buyer shall prepare or cause to be prepared and file or cause to be filed any Post-Closing Tax Returns with respect to the Company or the Company Assets. The Buyer shall pay (or cause to be paid) any Taxes due with respect to such Tax Returns.

(c) Pre-Closing Tax Returns. The Seller shall, if applicable, prepare or cause to be prepared and file or cause to be filed all Pre-Closing Tax Returns with respect to the Company or the Company Assets. The Seller shall pay or cause to be paid any Taxes due with respect to those Tax Returns described in this Section 9(c).

(d) Straddle Periods. The Buyer shall be responsible for Taxes of the Company and the Company Assets related to the portion of any Straddle Period occurring (i) after the Closing Date, in the case of income and franchise Taxes and (ii) on or after the Deemed Closing Date, in the case of all other Taxes. The Seller shall be responsible for Taxes of the Company and the Company Assets relating to the portion of any Straddle Period occurring (i) on or before the Closing Date, in the case of income and franchise Taxes and (ii) before the Deemed Closing Date, in the case of all other Taxes. With respect to any such Straddle Period, to the extent permitted by applicable Law, the Seller or the Buyer shall elect to treat (i) the Closing Date, in the case of income and franchise Taxes and (ii) the close of the day ending immediately prior to the Deemed Closing Date, in the case of all other Taxes, as the last day of the Tax period. If applicable Law shall not permit such date to be the last day of a period, then (i) real or personal property Taxes, if any, with respect to the Company and the Company Assets shall be allocated based on the number of days in the partial period before and after such date, (ii) in the case of all other Taxes based on or in respect of income, the Tax computed on the basis of the taxable income or loss attributable to the Company and the Company Assets for each partial period as determined from their books and records, and (iii) in the case of all other Taxes, on the basis of the actual activities or attributes of the Company and the Company Assets for each partial period as determined from their books and records.

(e) Straddle Returns. The Buyer shall prepare any Straddle Returns. The Buyer shall deliver, at least thirty (30) days prior to the due date for filing such Straddle Return (including any extension) to the Seller a statement setting forth the amount of Tax that the Seller owes, if applicable, including the allocation of taxable income or loss (including a Schedule K-1, if applicable) and Taxes under Section 9(c), and copies of such Straddle Return. The Seller shall have the right to review such Straddle Returns and the allocation of taxable income and liability for Taxes and to suggest to the Buyer any reasonable changes to such Straddle Returns no later than fifteen (15) days prior to the date for the filing of such Straddle Returns. The Seller and the Buyer agree to consult and to attempt to resolve in good faith any issue arising as a result of the review of such Straddle Returns and allocation of taxable income and liability for Taxes and mutually to consent to the filing as promptly as possible of such Straddle Returns. Not later than five (5) days before the due date for the payment of Taxes with respect to such Straddle Returns, if applicable, the Seller shall pay or cause to be paid to the Buyer an amount equal to the Taxes as agreed to by the Buyer and the Seller as being owed by the Seller. If the Buyer and the Seller cannot agree on the amount of Taxes owed by the Seller with respect to a Straddle Return, the Seller shall pay or cause to be paid to the Buyer the amount of Taxes reasonably determined by the Seller to be owed by the Seller. Within ten (10) days after such payment, the Seller and the Buyer shall refer the matter to an independent nationally recognized accounting firm agreed to by the Buyer and the Seller to arbitrate the dispute. The Seller and the Buyer shall equally share the fees and expenses of such accounting firm and its determination as to the amount owing by the Seller with respect to a Straddle Return shall be binding on the Seller and the Buyer. Within five (5) days after the determination by such accounting firm, if necessary, the appropriate Party shall pay the other Party any amount which is determined by such accounting firm to be owed.

(f) Claims for Refund. The Buyer shall not, and shall cause the Company not to, file any claim for refund of Taxes with respect to the Company and the Company Assets for whole or partial taxable periods on or before the Closing Date unless the Seller has requested the Buyer to claim such a refund.

(g) Indemnification. The Buyer agrees to indemnify the Seller Entities against all Taxes of or with respect to the Company and the Company Assets for any Post-Closing Tax Period and the portion of any Straddle Period occurring after the Closing Date or Deemed Closing Date, as applicable. The Seller agrees to indemnify the Buyer against all Taxes of or with respect to the Company and the Company Assets for any Pre-Closing Tax Period and the portion of any Straddle Period occurring on or before the Closing Date or Deemed Closing Date, applicable, including, without limitation, Taxes, if any, imposed on the Company by reason of Treasury Regulation Section 1.1502-6 (a) (or any similar provision of state, local or foreign Law) by reason of being a member of an “Affiliated Group,” combined group or any similar group before the Closing Date or Deemed Closing Date, as applicable.

(h) Cooperation on Tax Matters.

(i) The Buyer and the Seller shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the preparation and filing of Tax Returns pursuant to this Section 9(h) and any audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Buyer and the Seller shall retain all books and records in their possession with respect to Tax matters pertinent to the Company relating to any whole or partial taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by the Buyer or the Seller, any extensions thereof) of the respective taxable periods (the “Records”), and to abide by all record retention agreements entered into with any taxing authority. Following the Closing Date, each Party shall afford the other Party and its accountants, and counsel, during normal business hours, upon reasonable request, full access to the Records and to such Party’s employees to the extent that such access may be requested for purposes of preparing or filing any Tax Return, claiming any refund with respect to Taxes or defending any audit or other proceeding with respect to Taxes at no cost to the Party accessing the Records (other than for reasonable out-of-pocket expenses); provided that such access shall not be construed to require the disclosure of Records that would cause the waiver of any attorney-client, work product, or like privilege or cause the breach of any confidentiality agreement; provided, further, that in the event of any litigation nothing herein shall limit either Party’s rights of discovery under applicable Law.

(ii) The Buyer and the Seller further agree, upon request, to use commercially reasonable efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the transactions contemplated hereby).

(iii) The Buyer and the Seller agree, upon request, to provide the other Parties with all information that such other Parties may be required to report pursuant to Sections 751 and 6050K of the Code and all Treasury Department Regulations promulgated thereunder.

(i) Transfer Taxes. The Seller shall file all necessary Tax Returns and other documentation with respect to all transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees resulting from the transactions contemplated by this Agreement, if any, and, if required by applicable Law, the Buyer shall, and shall cause its Affiliates to, join in the execution of any such Tax Returns and other documentation. Buyer shall be responsible for and will indemnify Seller from and against any such Taxes and fees. The Parties shall reasonably cooperate in good faith to minimize, to the extent permissible under applicable Law, the amount of any such Taxes and fees.

(j) Confidentiality. Any information shared in connection with Taxes shall be kept confidential, except as may otherwise be necessary in connection with the filing of Tax Returns or reports, refund claims, Tax audits, Tax claims and Tax litigation, or as required by Law.

(k) Audits. The Seller or the Buyer, as applicable, shall provide prompt written notice to the other Parties of any pending or threatened Tax audit, assessment or proceeding that it becomes aware of related to the Company or the Company Assets for whole or partial periods for which it is indemnified by the other Party hereunder. Such notice shall contain factual information (to the extent known) describing the asserted Tax liability in reasonable detail and shall be accompanied by copies of any notice or other document received from or with any Tax authority in respect of any such matters. If an Indemnified Party has knowledge of an asserted Tax liability with respect to a matter for which it is to be indemnified hereunder and such Party fails to give the Indemnifying Party prompt notice of such asserted Tax liability, then (i) if the Indemnifying Party is precluded by the failure to give prompt notice from contesting the asserted tax liability in any forum, the Indemnifying Party shall have no obligation to indemnify the Indemnified Party for any Taxes arising out of such asserted Tax liability, and (ii) if the Indemnifying Party is not so precluded from contesting, but such failure to give prompt notice results in a detriment to the Indemnifying Party, then any amount which the Indemnifying Party is otherwise required to pay the Indemnified Party pursuant to this Section 9(k) shall be reduced by the amount of such detriment, provided, the Indemnified Party shall nevertheless be entitled to full indemnification hereunder to the extent, and only to the extent, that such Party can establish that the Indemnifying Party was not prejudiced by such failure. This Section 9(k) shall control the procedure for Tax indemnification matters to the extent it is inconsistent with any other provision of this Agreement.

(l) Control of Proceedings. The Party responsible for the Tax under this Agreement shall control audits and disputes related to such Taxes (including action taken to pay, compromise or settle such Taxes). The Seller and the Buyer shall jointly control, in good faith with each other, audits and disputes relating to the Straddle Periods. Reasonable out-of-pocket expenses with respect to such contests shall be borne by the Seller and the Buyer in proportion to their responsibility for such Taxes as set forth in this Agreement. Except as otherwise provided by this Agreement, the noncontrolling party shall be afforded a reasonable opportunity to participate in such proceedings at its own expense.

(m) Powers of Attorney. The Buyer shall, and shall cause the Company and its Affiliates to, provide the Seller and its Affiliates with such powers of attorney or other authorizing documentation as are reasonably necessary to empower them to execute and file returns they are responsible for hereunder, file refund and equivalent claims for Taxes they are responsible for, and contest, settle, and resolve any audits and disputes that they have control over under Section 9(k) (including any refund claims which turn into audits or disputes).

(n) Tax Refunds. If the Buyer or any Affiliate of the Buyer receives a refund of any Taxes that the Seller is responsible for hereunder, or if the Seller or any Affiliate of the Seller receives a refund of any Taxes that the Buyer is responsible for hereunder (including as a result of its direct ownership interest in the Company), the Party receiving such refund shall, within thirty (30) days after receipt of such refund, remit it to the Party who has responsibility for such Taxes hereunder. For the purpose of this Section 9(n), the term “refund” shall include a reduction in Tax and the use of an overpayment as a credit or other Tax offset, and receipt of a refund shall occur upon the filing of a Tax Return or an adjustment thereto using such reduction, overpayment or offset or upon the receipt of cash. Each Party shall promptly notify the other of any right to claim a refund with respect to Taxes for which the other Party is liable pursuant to this Agreement and shall reasonably cooperate (at the expense of the Party entitled to the refund hereunder) in the claim of such refund or other process required to obtain such refund.

(o) Purchase Price Allocation. The Seller and the Buyer agree that the actual Purchase Price allocable to the Company Assets shall be allocated to the Company Assets for all tax purposes as jointly agreed between the Buyer and the Seller in accordance with Code Section 1060 as soon as practicable, but in any event no later than ninety (90) days following the Closing Date. The Buyer, the Seller and their applicable Affiliates shall file all Tax Returns (including amended Tax Returns and claims for refund) and information reports in a manner consistent with such allocation unless otherwise agreed by the Parties or as required by a final determination within the meaning of Code Section 1313.

(p) Closing Tax Certificate. At the Closing, the Seller shall deliver to the Buyer a certificate, in the form of Exhibit E.

(q) Recognition of Tax Treatment. The Parties recognize that Purchaser’s purchase of the Equity Interest will be treated for federal income tax purposes as (a) a sale by Seller of the Company Assets and (b) a purchase by Buyer of the Company Assets.

(r) Conflict. In the event of a conflict between the provisions of this Article 9 and any other provision of this Agreement, including Article 8, this Article 9 shall control.

10. Termination.

(a) Termination of Agreement. The Parties may terminate this Agreement, as provided below:

(i) the Buyer and the Seller may terminate this Agreement by mutual written consent at any time before the Closing;

(ii) the Buyer may terminate this Agreement, if the Buyer is not in default or breach of any representations, warranties, covenants and agreements contained in this Agreement, by giving written notice to the Seller at any time before Closing: (A) in the event of any inaccuracy, violation or breach of any representation, warranty or covenant of the Seller contained in this Agreement if (w) the Adverse Consequences thereof (with respect to the representations and warranties, without giving effect to any qualification as to materiality or Company Material Adverse Effect) would, individually or in the aggregate, constitute or result in a Company Material Adverse Effect or materially affect the Seller’s ability to consummate the transactions contemplated by this Agreement, (x) the Buyer has notified the Seller of the breach in the manner provided for in Section 11(g), (y) the breach has continued without cure for a period of ten (10) business days after receipt of the notice of breach and (z) such breach would result in a failure to satisfy a condition to the Buyer’s obligation to consummate the transactions contemplated hereby; (B) in the event that the Closing shall not have occurred on or before December 31, 2011 (unless such failure results from the Buyer breaching any representation, warranty or covenant contained in this Agreement); or (C) in the event any of the conditions set forth in Section 7(a) or Section 7(b) shall have become incapable of fulfillment on or prior to December 31, 2011;

(iii) the Seller may terminate this Agreement, if the Seller is not in default or breach of any representations, warranties, covenants and agreements contained in this Agreement, by giving written notice to the Buyer at any time before Closing (A) in the event of any inaccuracy, violation or breach of any representation, warranty or covenant of the Buyer contained in this Agreement if (w) the Adverse Consequences thereof (with respect to the representations and warranties, without giving effect to any qualification as to materiality) or materially affect the Buyer’s ability to consummate the transactions contemplated by this Agreement, (x) the Seller has notified the Buyer of the breach in the manner provided for in Section 11(g), (y) the breach has continued without cure for a period of ten (10) business days after receipt of the notice of breach and (z) such breach would result in a failure to satisfy a condition to the Seller’s obligation to consummate the transactions contemplated hereby; (B) in the event that the Closing shall not have occurred on or before December 31, 2011 (unless such failure results primarily from the Seller breaching any representation, warranty or covenant contained in this Agreement); or (C) in the event any of the conditions set forth in Section 7(a) or Section 7(c) shall have become incapable of fulfillment on or prior to December 31, 2011; and

(iv) either Party may terminate this Agreement if any court of competent jurisdiction or any governmental, administrative or regulatory authority, agency or body shall have issued an order, decree or ruling or shall have taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated hereby and such order, decree, ruling or other action shall have become final and nonappealable.

(b) Effect of Termination. Except for the provisions of this Article 10 and Article 11, if any Party terminates this Agreement pursuant to Section 10(a), all rights and Obligations of the Parties hereunder shall terminate without any liability of any Party to the other Party and except that termination of this Agreement will not affect any liability of either Party for any breach of this Agreement prior to termination (but, to the extent provided in Section 5(b)(i), giving effect to any New Seller Information or any New Buyer Information, as applicable, for purposes of any breach of any representation and warranty in this Agreement), or any breach at any time of the provisions hereof surviving termination.

11. Miscellaneous.

(a) Expenses. Except as otherwise expressly provided in this Agreement, the Seller, on the one hand, and the Buyer, on the other hand, will each bear its own costs and expenses (including those of Affiliates) incurred in connection with the preparation, execution and performance of this Agreement and the transactions contemplated by this Agreement and the other Transaction Agreements, including all fees and expenses of its agents, representatives, financial advisors, legal counsel and accountants.

(b) No Third Party Beneficiaries. Except as specifically provided in Article 8 with respect to Buyer Indemnitees and Seller Indemnitees, this Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

(c) Succession. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. Neither Party may assign this Agreement or any of its rights or Obligations hereunder (except by operation of Law) without the prior written consent of the other Party (which consent may not be unreasonably withheld, delayed or conditioned); provided, however, that without the prior approval of the Seller, the Buyer and its permitted successors and assigns may (i) transfer any or all of its rights or interests under this Agreement to a wholly owned direct or indirect Subsidiary of the Buyer for so long as such Person remains a wholly owned Subsidiary of the Buyer, including designating one or more such Persons to be the assignee of some or any portion of the Assigned Equity Interest; (ii) assign any or all of its rights or interests under this Agreement to another Person in connection with any sale or transfer of all or substantially all of its assets; (iii) make a collateral assignment of its rights hereunder in connection with a bona fide financing transaction; or (iv) transfer any or all of its rights or interests under this Agreement pursuant to any foreclosure or settlement of any such collateral assignment; provided, further, that no transfer or assignment under any of the foregoing clauses (i) through (iv) shall result in the release of the Buyer from any of its obligations under this Agreement, and the Buyer shall remain a primary obligor (as opposed to a surety) thereof.

(d) Counterparts. This Agreement may be executed in multiple identical counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

(e) Incorporation of Exhibits and Schedules. The Exhibits and Schedules to this Agreement are incorporated herein by reference and made a part hereof. If there is any conflict or other inconsistency between this Agreement and the Exhibits and Schedules, the terms of the main body of this Agreement shall prevail. To the extent of any ambiguity, inconsistency or conflict between this Agreement and any other Transaction Agreement, the terms of this Agreement will prevail.

(f) Headings. The section headings contained in this Agreement are inserted for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

(g) Notices. All notices, requests, demands, claims and other communications hereunder shall be in writing. Any notice, request, demand, claim or other communication hereunder shall be deemed duly given five (5) business days after it is sent by registered or certified mail, return receipt requested, postage prepaid and addressed to the intended recipient as set forth below:

If to the Seller:	Marathon Oil Company
Attn: Bradley D. Hutchison
5555 San Felipe Road
Houston, TX 77056
Telephone: (713) 296-3837
Fax: (713) 296-4382

with a copy, which shall not constitute notice, to:

Marathon Oil Company
Attn: Lue Dillard
5555 San Felipe Road
Houston, TX 77056
Telephone: (713) 296-2532
Fax: (713) 296-4463

If to the Buyer:	Genesis Energy, L.P.
Attn: President
919 Milam
Suite 2100
Houston, TX 77002
Telephone: (713) 860-2500
Fax: (713) 860-2647

with a copy, which shall not constitute notice, to:

Akin Gump Strauss Hauer & Feld LLP
Attn: J. Vincent Kendrick
1111 Louisiana, Suite 4400
Houston, Texas 77002
Telephone: (713) 220-5839
Fax: (713) 236-0822

Any Party may send any notice, request, demand, claim or other communication hereunder to the intended recipient at the addresses set forth above using any other means (including personal delivery, expedited courier, messenger service, facsimile, ordinary mail or electronic mail), but no such notice, request, demand, claim or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other Party notice in the manner herein set forth.

(h) Governing Law; Venue. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS WITHOUT GIVING EFFECT TO ANY CHOICE OR CONFLICT OF LAWS PROVISION OR RULE (WHETHER OF THE STATE OF TEXAS OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF TEXAS. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY CONSENTS TO SUBMIT TO THE JURISDICTION OF THE COMPETENT COURTS OF THE STATE OF TEXAS AND OF THE UNITED STATES OF AMERICA, IN EACH CASE LOCATED IN HOUSTON, TEXAS (THE “COURTS”) FOR ANY LITIGATION ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY (AND AGREES NOT TO COMMENCE ANY LITIGATION RELATING THERETO EXCEPT IN THE COURTS), WAIVES ANY OBJECTION TO THE LAYING OF VENUE OF ANY SUCH LITIGATION IN THE COURTS AND AGREES NOT TO PLEAD OR CLAIM IN ANY COURT THAT SUCH LITIGATION BROUGHT THEREIN HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

(i) Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by both of the Parties. No waiver by any Party of any default, misrepresentation or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

(j) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

(k) Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word “including” shall mean including without limitation, unless the context otherwise requires. All personal pronouns used in this Agreement, whether used in the masculine, feminine or neuter gender, shall include all other genders; the singular shall include the plural, and vice versa. All references herein to Exhibits, Schedules, Articles, Sections or subdivisions thereof shall refer to the corresponding Exhibits, Schedules, Article, Section or subdivision thereof of this Agreement unless specific reference is made to such exhibits, articles, sections or subdivisions of another document or instrument. The terms “herein,” “hereby,” “hereunder,” “hereof,” “hereinafter,” and other equivalent words refer to this Agreement in its entirety and not solely to the particular portion of the Agreement in which such word is used. The words “shall” and “will” are used interchangeably throughout this Agreement and shall accordingly be given the same meaning, regardless of which word is used. The word “or” will have the inclusive meaning represented by the phrase “and/or” unless the context requires otherwise. Any reference to a “business day” shall mean any day other than a Saturday or Sunday or any other day on which commercial banks are authorized or required by Law to be closed in Houston, Texas. Except to the extent expressly provided to the contrary, references to a Party include its successors and permitted assigns. Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with FERC Accounting Principles, as in effect from time to time.

(l) Entire Agreement. THIS AGREEMENT (INCLUDING THE DOCUMENTS REFERRED TO HEREIN) CONSTITUTES THE ENTIRE AGREEMENT AMONG THE PARTIES AND SUPERSEDES ANY PRIOR UNDERSTANDINGS, AGREEMENTS, OR REPRESENTATIONS BY OR AMONG THE PARTIES (OTHER THAN THOSE CONTAINED IN THE CONFIDENTIALITY AGREEMENTS), WRITTEN OR ORAL, TO THE EXTENT IT HAS RELATED IN ANY WAY TO THE SUBJECT MATTER HEREOF. FOR THE AVOIDANCE OF DOUBT, THIS AGREEMENT SUPERSEDES THE LETTER OF INTENT DATED AS OF AUGUST 12, 2011 BETWEEN THE PARTIES, WHICH SHALL HAVE NO FURTHER FORCE OR EFFECT. UPON CLOSING, THE BUYER SHALL BE RELEASED FROM ALL OF ITS OBLIGATIONS UNDER EACH CONFIDENTIALITY AGREEMENT.

(m) Disclosure Schedules. The Schedules to this Agreement have been arranged in sections corresponding to the numbered Sections contained in this Agreement. Any disclosure of an item in any Schedule shall be deemed to have been disclosed in any other Schedules to which such disclosure is clearly relevant from the text of such disclosure. The listing (or inclusion of a copy) of a document or other item in the Schedules shall be adequate to disclose an exception to a representation or warranty made herein if the nature and relevance of such exception is reasonably apparent from the listing (or inclusion of a copy) of such document.

(n) No Recourse Against Non-Parties. All claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement, may be made only against the entities that are expressly identified as Parties hereto. No Person who is not a named party to this Agreement, including, without limitation, any director, officer, employee, member, partner, stockholder, Affiliate, agent, attorney or representative of any named party to this Agreement (“Non-Party Affiliates”), shall have any liability (whether in contract or in tort, in law or in equity, or based upon any theory that seeks to impose liability of an entity party against its owners or affiliates) for any Obligations or liabilities arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of this Agreement or its negotiation or execution; and each Party hereto waives and releases all such liabilities, claims and Obligations against any such Non-Party Affiliates. Non-Party Affiliates are expressly intended as third-party beneficiaries of this provision of this Agreement.

[signature page follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first set forth in the preamble.

BUYER:

Genesis Energy, L.P.,

by Genesis Energy LLC,
its sole general partner

By:	/s/ Grant E. Sims
Printed Name:	Grant E. Sims
Title:	Chief Executive Officer

SELLER:

Marathon Oil Company

By:	/s/ Bradley D. Hutchison
Printed Name:	Bradley D. Hutchison
Title:	Manager, Midstream Assets

[SIGNATURE PAGE TO MOPL PURCHASE AND SALE AGREEMENT]